Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SANTARUS, INC.

at

$32.00 Net Per Share

by

WILLOW ACQUISITION SUB CORPORATION,

an indirect wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF THE DAY ON DECEMBER 31, 2013,

UNLESS THE OFFER IS EXTENDED.

Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 7, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Salix, Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix, Purchaser and Santarus. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Santarus (the “Merger”), following which the separate existence of Purchaser will cease and Santarus will continue as an indirect wholly owned subsidiary of Salix. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Santarus, (ii) Shares owned by Salix, Purchaser or any wholly owned subsidiary of Salix or Santarus and (iii) Shares that are held by any stockholders who are entitled to and who properly demand appraisal in connection with the Merger) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF SANTARUS UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Santarus has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn immediately prior to 12:00 Midnight, New York City time, at the end of the day on December 31, 2013 (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) the number of Shares that, when added to the Shares then owned by Salix and its subsidiaries, would represent one share more than one half of the sum of (A) all Shares then outstanding and (B) all Shares that Santarus may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Santarus stock options), regardless of the conversion or exercise price or other terms and conditions thereof and (ii) any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, as well as other customary conditions. The Offer is not subject to any financing condition. See Section 15—“Conditions to the Offer.” After consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Salix, Purchaser and Santarus will cause the Merger to become effective as soon as practicable without a meeting of the stockholders of Santarus in accordance with Section 251(h) of the General Corporation Law of the State of Delaware.

A summary of the principal terms of the Offer appears on pages i through ix. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

December 3, 2013

IMPORTANT

If you wish to tender all or a portion of your Shares pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

Questions and requests for assistance should be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other materials related to the Offer may be obtained from the Information Agent and may also be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”).

Price Offered Per Share:	$32.00 per Share, net to the seller in cash (the “Offer Price”), without interest, subject to any required withholding taxes.

Scheduled Expiration Date:	12:00 Midnight, New York City time, at the end of the day on December 31, 2013, unless the Offer (as defined below) is extended.

Purchaser:	Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”).

Santarus Board Recommendation:	The board of directors of Santarus (the “Santarus Board”) has unanimously (i) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following are some questions that you, as a stockholder of Santarus, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (the “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and any other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to purchase my Shares?

We are a Delaware corporation and an indirect wholly owned subsidiary of Salix, formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Santarus, with Santarus continuing as the surviving corporation in the Merger (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Salix. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Salix is a Delaware corporation and a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders, which are those affecting the digestive tract.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser.”

i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 7, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Salix, Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix (“Intermediary”), Purchaser and Santarus, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Santarus, while allowing Santarus’ stockholders an opportunity to receive the Offer Price as soon as practicable following the expiration date of the Offer by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Salix and Santarus will consummate the Merger as soon as practicable thereafter in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Santarus will become an indirect wholly owned subsidiary of Salix.

See Section 12—“Purpose of the Offer; Plans for Santarus.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $32.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What does the Santarus Board recommend?

After careful consideration, the Santarus Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” to this Offer to Purchase, Section 12—“Purpose of the Offer; Plans for Santarus” and Santarus’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the United States Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Santarus’ stockholders in connection with the Offer.

Have any Santarus stockholders agreed to tender their Shares in the Offer?

Yes. Concurrently with the execution of the Merger Agreement, we, Salix and certain directors and officers of Santarus, in their capacities as stockholders of Santarus (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement, dated as of November 7, 2013 (the “Support Agreement”). The Support

Agreement provides, among other things, that the Supporting Stockholders must tender, and not withdraw, all Shares beneficially owned by them as of the date of the Support Agreement or acquired by them after such date (collectively, the “Subject Shares”) in the Offer upon the terms and subject to the conditions of the Support Agreement. The Supporting Stockholders have also agreed that if their Subject Shares have not been previously accepted for payment pursuant to the Offer, at any meeting of Santarus’ stockholders the Supporting Stockholders will vote their Subject Shares against certain matters, including third party proposals to acquire Santarus.

Including options to purchase Shares (“Stock Options”) exercisable on November 7, 2013 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 6,236,082 Shares (representing approximately 8.6% of all outstanding Shares after giving effect to the exercise of such Stock Options) as of November 7, 2013.

See Section 11—“The Merger Agreement; Other Agreements—The Support Agreement.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered and not validly withdrawn immediately prior to the expiration of the Offer the number of Shares that, when added to the Shares then owned by Salix and its subsidiaries, would represent one share more than one half of the sum of (i) all Shares then outstanding and (ii) all Shares that Santarus may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Stock Options), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”); and

•	any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or been terminated (the “HSR Condition”).

The Offer also is subject to a number of other customary conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without Santarus’ prior written consent, waive or amend the Minimum Condition.

See Section 15—“Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. We estimate that we will need approximately $ 2.8 billion to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. Salix will, through Intermediary, our direct parent company, provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to fund the Merger with Santarus and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and subject to the conditions of the Merger Agreement. Salix expects to fund such cash requirements from a combination of its available cash and committed financing facilities. The Offer is not subject to any financing condition.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•	we, through Salix and Intermediary, will have sufficient funds, through available cash and committed financing facilities, to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until 12:00 Midnight, New York City time, at the end of the day on December 31, 2013 (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by Computershare Trust Company, N.A., our depositary for the Offer (the “Depositary”), within three NASDAQ Global Select Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our and Santarus’ rights to terminate the Merger Agreement in certain circumstances pursuant to its terms, the Offer can be extended under the following circumstances:

•	If, on the then-effective Expiration Date, any of the conditions to the Offer (as described in Section 15—“Conditions to the Offer”) have not been satisfied or waived, we must extend the Offer for successive extension periods of not more than 10 business days each, or for such longer period as we, Salix and Santarus may agree, in order to permit the satisfaction of such conditions. However, if the sole then-unsatisfied condition to the Offer is the Minimum Condition, the maximum aggregate number of days that we will so extend the Offer is 40 business days. We will not, without Santarus’ prior written consent, extend the Offer if all conditions to the Offer have been satisfied or waived.

•	We must extend the Offer for any period required by an rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer. In each case, we will not be required to, and without Santarus’ prior written consent we will not, extend the Offer beyond May 7, 2014 (the “Outside Date”).

•

We have the right to extend the Offer from time to time for, in each instance, successive extension periods of not more than 10 business days (but not to exceed 20 business days in the aggregate, unless we, Salix and Santarus agree otherwise) if, on the then-effective Expiration Date, the Marketing Period (as defined in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Marketing Period”) has not been completed.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

If you hold your Shares directly as the registered owner, you can tender your Shares pursuant to the Offer by delivering the certificates, if any, representing your Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Depository Trust Company (“DTC”), as applicable, together with a properly completed and duly executed Letter of Transmittal or, in connection with a book-entry transfer, an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares”), and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 1, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the

v

Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

If the Offer is completed, will Santarus continue as a public company?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Salix, Purchaser and Santarus will consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL. Following the consummation of the Merger, no Shares will be publicly owned, Santarus will no longer be a public company and Santarus will no longer be required to file periodic reports with the SEC. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Salix or Santarus is under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I tender my Shares, when and how will I be paid?

If the conditions to the Offer as set forth in Section 15—“Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to receive, as soon as practicable after the Expiration Date, an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not validly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates, if any, representing such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC, as applicable, (ii) a properly completed and duly executed Letter of Transmittal or, in connection with a book-entry transfer, an Agent’s Message and (iii) any other documents required by the Letter of Transmittal.

See Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Salix and Santarus will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with the DGCL. Therefore, if the Minimum Condition is satisfied and the Offer is consummated and the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger.

Furthermore, following the consummation of the Offer until the Effective Time, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on NASDAQ or any other securities exchange and there may not be a public trading market for such Shares. Consequently, following the consummation of the Offer and completion of the Merger, Santarus will no longer be a public company and Santarus will no longer be required to file periodic reports with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

See the “Introduction” to this Offer to Purchase, Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Santarus” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 7, 2013, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $23.22 per Share. Therefore, the Offer Price of $32.00 per Share represents a premium of approximately 37.8% over the closing price of the Shares before announcement of the Merger Agreement. On November 29, 2013, the most recent practicable trading day before the commencement of the Offer, the reported closing market price of the Shares on NASDAQ was $32.18 per Share. We encourage you to obtain a recent quotation for Shares of Santarus common stock in deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be more or less than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

See Section 16—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights.” Concurrently with the commencement of the Offer, Santarus is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

What will happen to my equity awards in the Offer?

The Offer is made only for Shares and is not made for any Stock Options or other equity awards. If you wish to tender Shares underlying Stock Options or other equity awards, you must first exercise such awards (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received pursuant the Offer.

Prior to the time that we accept Shares for payment pursuant to the Offer, the Merger Agreement requires the Santarus Board to take such actions as may be required to provide for all outstanding Stock Options to become fully vested and exercisable by the holders thereof prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and stock plan under which such Stock Options were granted. To the extent that any outstanding Stock Options are not so exercised on or prior to the Effective Time, such Stock Options will be canceled, terminated and converted at the Effective Time into the right to receive an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such Stock Options by (ii) the number of Shares underlying such Stock Options (assuming full vesting of such Stock Options) had the holders thereof exercised such Stock Options in full immediately prior to the Effective Time. Except as otherwise provided in the Merger Agreement, payments to holders of Stock Options must be paid, without interest, within three business days after the closing date of the Merger.

Prior to the time that we accept Shares for payment pursuant to the Offer, the Merger Agreement also requires the Santarus Board to take such actions as my be required to provide that, with respect to Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013 (the “ESPP”), (i) participation following November 7, 2013 will be limited to those employees who participated in the ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) participants may not increase their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement (unless otherwise required by applicable tax law), (iii) no Offering Period (as defined in the ESPP) may commence after the execution and delivery of the Merger Agreement and (iv) each participant’s outstanding right to purchase Shares under the ESPP will terminate no later than immediately prior to the Effective Time. The Merger Agreement provides that Santarus will take all actions necessary to terminate the ESPP, with such termination to be effective the day immediately prior to the closing date of the Merger.

See Section 11—“The Merger Agreement; Other Agreements.”

If you successfully consummate the Offer, what will happen to the Santarus Board?

Under the Merger Agreement, if we accept Shares for payment pursuant to the Offer, Salix will be entitled to elect or designate such number of directors (but not less than a majority), rounded up to the next whole number, on the Santarus Board as will give Salix representation on the Santarus Board equal to the product of (i) the total number of directors on the Santarus Board (giving effect to the directors elected or designated by Salix) multiplied by (ii) the percentage that the aggregate number of Shares then owned directly or indirectly by Salix bears to the total number of Shares then outstanding. Salix will be entitled to have such designees elected or appointed to such classes of the Santarus Board so as to be as evenly distributed as possible among the three classes of directors of the Santarus Board.

See Section 11—“The Merger Agreement; Other Agreements.”

What are the material U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—United States Holders”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender pursuant to the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger (or retain for exercise of appraisal rights). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer, exchanging your Shares in the Merger or exercising appraisal rights.

See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights.

Whom should I call if I have questions about the Offer?

You may call Georgeson Inc., the Information Agent, toll-free at (800) 509-0976. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of Common Stock of Santarus, Inc.:

INTRODUCTION

Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser,” “we,” “our” or “us”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 par value, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of the day on December 31, 2013 (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire).

Stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Stockholders who hold their Shares in street name through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. We will pay all charges and expenses of the Depositary and Georgeson Inc., the information agent for the Offer (the “Information Agent”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of November 7, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Salix, Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix (“Intermediary”), Purchaser and Santarus. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Santarus (the “Merger”), following which the separate existence of Purchaser will cease and Santarus will continue as an indirect wholly owned subsidiary of Salix (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Santarus, (ii) Shares owned by Salix, Purchaser or any wholly owned subsidiary of Salix or Santarus and (iii) Shares that are held by any stockholders who are entitled to and who properly demand appraisal in connection with the Merger) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements.” Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the board of directors of Santarus (the “Santarus Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Santarus Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Santarus’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the United States Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Santarus’ stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

Concurrently with the execution of the Merger Agreement, Salix, Purchaser and certain directors and officers of Santarus, in their capacities as stockholders of Santarus (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement, dated as of November 7, 2013 (the “Support Agreement”). The Support Agreement provides, among other things, that the Supporting Stockholders must tender, and not withdraw, all Shares beneficially owned by them as of the date of the Support Agreement or acquired by them after such date (collectively, the “Subject Shares”) in the Offer upon the terms and subject to the conditions of the Support Agreement. The Supporting Stockholders have also agreed that if their Subject Shares have not been previously accepted for payment pursuant to the Offer, at any meeting of Santarus’ stockholders, the Supporting Stockholders will vote their Subject Shares against certain matters, including third party proposals to acquire Santarus. Including options to purchase Shares exercisable on November 7, 2013 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 6,236,082 Shares (representing approximately 8.6% of all outstanding Shares after giving effect to the exercise of such options) as of November 7, 2013. The Support Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements.”

The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn immediately prior to the expiration of the Offer the number of Shares that, when added to the Shares then owned by Salix and its subsidiaries, would represent one share more than one half of the sum of (A) all Shares then outstanding and (B) all Shares that Santarus may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Santarus stock options), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”) and (ii) any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or been terminated (the “HSR Condition”), as well as other customary conditions. The Offer is not subject to any financing condition. See Section 15—“Conditions to the Offer.” After consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Salix, Purchaser and Santarus will cause the Merger to become effective as soon as practicable without a meeting of the stockholders of Santarus in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Salix, we and Santarus will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Santarus in accordance with Section 251(h) of the DGCL. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Application of Section 251(h) of the DGCL.” At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such stockholder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be more or less than, or equal to, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date as permitted under Section 4—“Withdrawal Rights.” We will pay for such Shares tendered pursuant to the Offer as soon as practicable after the Expiration Date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 15—“Conditions to the Offer.” The Offer is not subject to any financing condition.

We expressly reserve the right to waive any of the conditions to the Offer, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, we have agreed in the Merger Agreement that, without the prior written consent of Santarus, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in Section 15—“Conditions to the Offer” or amend any such conditions, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the holders of Shares or (vi) extend or otherwise change the Expiration Date except as otherwise required or permitted by the Merger Agreement.

The Merger Agreement provides that if on the then-effective Expiration Date, any of the conditions to the Offer (as set forth in Section 15—“Conditions to the Offer”) have not been satisfied or waived, we must extend the offer for successive extension periods of not more than 10 business days each, or for such longer period as we, Salix and Santarus may agree, in order to permit the satisfaction of the conditions to the Offer. However, if the sole then-unsatisfied condition to the Offer is the Minimum Condition, the maximum aggregate number of days that we will so extend the Offer is 40 business days. We will not, without Santarus’ prior written consent, extend the Offer if all of the conditions to the Offer have been satisfied or waived. We also must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer; provided that, in each case, we will not be required to, and without Santarus’ prior written consent we will not, extend the Offer beyond May 7, 2014 (the “Outside Date”). We also have the right to extend the Offer from time to time for, in each instance, successive extension periods of not more than 10 business days (but not to exceed 20 business days in the aggregate, unless we, Salix and Santarus agree otherwise) if, on the then-effective Expiration Date, the Marketing Period (as defined in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Marketing Period”) has not been completed. Our rights and obligations to extend the Offer are subject in all cases to Salix’s, Santarus’ and our rights to terminate the Merger Agreement in certain circumstances pursuant to its terms.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the date and time at which we accept Shares for payment pursuant to and subject to the conditions to the Offer (the “Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. If, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Santarus has provided us with Santarus’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Santarus’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. Subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we expressly reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until all conditions to the Offer have been satisfied or waived. For information with respect to approvals that we are or may be required to obtain prior to the consummation of the Offer, including under the HSR Act, see Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer of Shares, an Agent’s Message in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Santarus.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, as promptly as practicable following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Salix or one or more direct or indirect wholly owned subsidiaries of Salix the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer. Any entity to which Purchaser assigns the right to purchase Shares pursuant to the Offer will be included as a bidder in the Offer and the addition of one or more bidders may require the dissemination of additional Offer materials and an extension of the term of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Santarus stockholder validly to tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates evidencing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

If you wish to tender your Shares pursuant to the Offer and you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares)

of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Santarus.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determinations shall be final and binding on all parties. We note, however, that stockholders may challenge our determinations in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived to our satisfaction. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, Salix, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Santarus’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Santarus’ stockholders.

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included with the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 1, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owner and the serial numbers shown on such Share Certificates must also be submitted to the Depositary.

If you wish to withdraw Shares that were tendered by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such person to arrange to withdraw the Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares, on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. We note, however, that stockholders may challenge our determinations in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of us, Salix or any of our respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to owners of Shares whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to owners of Shares who exercise appraisal rights under Delaware law. We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position or that any such position would not be sustained.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation (or any other entity or arrangement treated as a domestic corporation for U.S. federal income tax purposes);

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

An additional 3.8% tax is imposed on the net investment income (which includes net capital gains) received by United States Holders that are individuals, certain trusts or estates. United States Holders that are individuals, trusts, or estates should consult their own tax advisors with respect to the Medicare Tax.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States Holder or an entity treated as a partnership for U.S. federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger unless:

•

the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such holder maintains in the United States, in which case the Non-United

States Holder will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates, and a corporate Non-United States Holder may be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which case the Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or

•	Santarus is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, actually or constructively, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption, in which case the Non-United States Holder will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates.

Santarus has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included with the Letter of Transmittal. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an applicable IRS Form W-8 that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “SNTS.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
Year Ended December 31, 2011:
First Quarter	$3.70	$2.95
Second Quarter	3.49	2.88
Third Quarter	3.49	2.40
Fourth Quarter	3.39	2.56
Year Ended December 31, 2012:
First Quarter	5.95	3.16
Second Quarter	7.42	5.30
Third Quarter	9.06	4.82
Fourth Quarter	11.76	8.47
Year Ended December 31, 2013:
First Quarter	17.94	10.93
Second Quarter	24.00	16.20
Third Quarter	28.10	20.89
Fourth Quarter (through November 29, 2013)	32.25	20.70

According to Santarus, as of the close of business on November 25, 2013, the most recent practicable date, there were (i) 67,326,021 Shares issued and outstanding, (ii) outstanding options to purchase an aggregate of 18,610,929 Shares (“Stock Options”) and (iii) 3,475,497 Shares reserved for issuance under Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013 (the “ESPP”).

On November 7, 2013, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $23.22 per Share. Therefore the Offer Price of $32.00 per Share represents a premium of approximately 37.8% over the closing price of the Shares before announcement of the Merger Agreement. On November 29, 2013, the most recent practicable trading day before the commencement of the Offer, the reported closing market price of the Shares on NASDAQ was $32.18 per Share.

We encourage you to obtain a recent quotation for Shares of Santarus common stock in deciding whether to tender your Shares.

Santarus has never declared or paid any dividends with respect to the Shares. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Salix (which consent may not be unreasonably withheld, conditioned or delayed), Santarus will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock.

7. Certain Information Concerning Santarus.

Except as specifically set forth in this Offer to Purchase, the information concerning Santarus contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. The information set forth below is qualified in its entirety by reference to Santarus’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of us, Salix and the Information Agent assumes any responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Santarus to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us, Salix and the Information Agent.

General. Santarus was incorporated on December 6, 1996 as a California corporation, and was re-incorporated on July 9, 2002 as a Delaware corporation. The principal executive offices of Santarus are located at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. The telephone number for Santarus at such address is (858) 314-5700.

As described in the joint press release announcing the execution of the Merger Agreement, issued by Salix and Santarus on November 7, 2013, Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. Santarus’ current commercial efforts are focused on five products: Uceris® (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis and Zegerid® (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders are promoted to gastroenterologists; Glumetza® (metformin hydrochloride extended release tablets) and Cycloset® (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes; and Fenoglide® (fenofibrate) tablets, which is indicated as an adjunct to diet to reduce high cholesterol, are promoted to endocrinologists and other physicians who treat patients with type 2 diabetes. Santarus’ product development pipeline includes the investigational drug Ruconest® (recombinant human C1 esterase inhibitor). A Biologics License Application for Ruconest for the treatment of acute angioedema attacks in patients with hereditary angioedema is under review by the U.S. Food and Drug Administration (the “FDA”) with a response expected in April 2014. Santarus is also developing Rifamycin SV MMX®, which is in Phase III clinical testing for treatment of travelers’ diarrhea. In addition, Santarus has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

Available Information. Santarus is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Santarus, that file such reports, proxy statements and other information electronically with the SEC. The SEC’s website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8. Certain Information Concerning Salix, Intermediary and Purchaser.

Salix and Intermediary. Salix is a Delaware corporation, and Intermediary is a California corporation and a wholly owned subsidiary of Salix. The business address of each of Salix and Intermediary is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. The business telephone number of each of Salix and Intermediary is (919) 862-1000. Each of Salix and Intermediary is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders, which are those affecting the digestive tract.

Purchaser. We are a Delaware corporation, a wholly owned subsidiary of Intermediary and an indirect wholly owned subsidiary of Salix. We were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer and the Merger. To date, we have not engaged in any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will be merged with and into Santarus, following which the separate existence of Purchaser will cease and Santarus will continue as the Surviving Corporation. Our business address is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. Our business telephone number is (919) 862-1000.

Additional Information. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Salix, Intermediary and Purchaser are set forth in Schedule I to this Offer to Purchase.

During the past five years, none of Salix, Intermediary, Purchaser or, to the knowledge of Salix, Intermediary and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Other than pursuant to the Merger Agreement and the Support Agreement, or as otherwise described elsewhere in this Offer to Purchase, none of Salix, Intermediary, Purchaser or, to the knowledge of Salix, Intermediary and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of any such persons, (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or any other equity securities of Santarus or (ii) has effected any transaction in respect of the Shares or any other equity securities of Santarus during the 60-day period preceding the date of this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase, none of Salix, Intermediary, Purchaser or, to the knowledge of Salix, Intermediary and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase (i) has any contract, arrangement, understanding or relationship with any other person with respect to any Shares or any other equity securities of Santarus, including, among other things, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies or (ii) has had any business relationship or transaction with Santarus or any of its executive officers, directors or affiliates during the two years prior to the date of this Offer to Purchase that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as described elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase, there have been no contacts, negotiations or transactions between Salix, Intermediary, Purchaser or, to the knowledge of Salix, Intermediary and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and Santarus or any of its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of Santarus’ directors or a sale or other transfer of a material amount of assets of Santarus during the two years prior to the date of this Offer to Purchase.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we, Salix and Intermediary have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Salix with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Salix has filed electronically with the SEC. The SEC’s website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Source and Amount of Funds.

We estimate that we will need approximately $2.8 billion to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. Salix will, through Intermediary, provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to fund the Merger and the other transactions contemplated by the Merger Agreement. Salix expects to fund such cash requirements with a combination of (i) a term loan facility in the amount of $1.2 billion (the “Term Loan Facility”), (ii) a private placement by Salix of $750 million of notes (the “Notes Offering”) or, in the event that the Notes Offering is not consummated prior to, or concurrently with, the Offer and the Merger, a bridge loan facility in the amount of $750 million (the “Bridge Loan Facility”) and (iii) cash on hand. The Offer is fully financed; the proceeds available from the Bridge Loan Facility, if necessary, together with the Term Loan Facility and cash on hand, will be sufficient to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. The Offer is not subject to any financing condition.

Salix has received a Commitment Letter, dated as of November 7, 2013, as amended by the Amendment to Commitment Letter, dated as of November 22, 2013 (the “Commitment Letter”), from Jefferies Finance LLC (“Jefferies Finance”) pursuant to which Jefferies Finance has committed (the “Commitment”), under the terms of the Commitment Letter, to provide Salix with a combination of (i) the Term Loan Facility and (ii) in the event that the Notes Offering is not consummated prior to, or concurrently with the Offer and the Merger, the Bridge Loan Facility (collectively, the “Acquisition Credit Facilities”). The Commitment expires on May 7, 2014. The loans under the Term Loan Facility will have a six-year term, will bear interest at a floating rate tied to a base rate or LIBOR and will (subject to certain limitations) be secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of Salix and its guarantor subsidiaries. The loans, if any, under the Bridge Loan Facility will mature in one year and will bear interest at a floating rate tied to LIBOR. The Acquisition Credit Facilities will also include other customary terms and conditions. The loans under the Acquisition Credit Facilities may be used solely for the purpose of funding the purchase of Shares pursuant to the Offer and the Merger, and related transactions and expenses. The documentation governing the Acquisition Credit Facilities has not been finalized and, accordingly, the actual terms of the Acquisition Credit Facilities may differ from those described in this Offer to Purchase.

The closing of the Acquisition Credit Facilities and the making of the initial loans and other extensions of credit under the Acquisition Credit Facilities are subject to the satisfaction of certain conditions, including, among other things, (i) the absence of a material adverse effect (which is defined in a manner consistent with the Merger Agreement) since December 31, 2012 with respect to Santarus and its subsidiary, (ii) the execution and delivery of definitive documentation in connection with the Acquisition Credit Facilities, (iii) the granting of perfected first priority security interests to the collateral agent in connection with the Term Loan Facility, (iv) the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, (v) the refinancing of certain existing debt and the absence of certain types of other debt, (vi) the delivery of certain historical and pro forma financial information, (vii) payment of required costs, fees, expenses and other compensation and amounts, (viii) the completion of a not less than 12 consecutive business day marketing period with respect to the Notes Offering (in the case of the Bridge Loan Facility) and the Term Loan Facility, and other customary conditions.

The foregoing summary of the terms of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO, which is incorporated herein by reference. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Acquisition Credit Facilities are not available at the expiration of the Offer. No plans have been made to finance or repay the Acquisition Credit Facilities or the securities issued in the Notes Offering after the consummation of the transactions contemplated by the Merger Agreement.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price) and (iv) we, through Salix and Intermediary, will have sufficient funds, through available cash and committed financing facilities, to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

10. Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Santarus.

Background of the Offer

The board of directors of Salix (the “Salix Board”), together with Salix’s senior management, regularly evaluates various strategies to improve Salix’s competitive position and enhance value for Salix’s stockholders, including opportunities for acquisitions of other companies and businesses.

In June 2010, Carolyn J. Logan, President and Chief Executive Officer of Salix, sent a written indication of interest to Gerald T. Proehl, President and Chief Executive Officer of Santarus, expressing Salix’s interest in acquiring Santarus for between $4.50 and $5.00 per share in cash. Following a meeting between certain members of the boards of directors and management of both Salix and Santarus, Santarus informed Salix that the Santarus Board viewed the range of the offer as inadequate and discussions between Salix and Santarus ceased at that time.

During the first half of 2013, Salix, using publicly available information, evaluated a potential acquisition of Santarus in consultation with representatives of Jefferies LLC (“Jefferies”) and Covington & Burling LLP (“Covington”), Salix’s financial advisor and outside counsel, respectively, in connection with the potential acquisition.

On June 13, 2013, the Salix Board held a meeting at Salix’s headquarters in Raleigh, North Carolina at which a variety of topics were discussed, including a potential acquisition of Santarus. During the portion of the meeting concerning such a transaction, representatives of Jefferies reviewed with the Salix Board, among other things, certain public information regarding Santarus’ business and operations and certain considerations regarding a potential acquisition of Santarus by Salix.

On June 19, 2013, the Salix Board held a telephonic meeting to follow-up on the discussion that took place on June 13, 2013 regarding a potential acquisition of Santarus. At the meeting, representatives of Jefferies reviewed with the Salix Board, among other things, further considerations regarding a potential acquisition of Santarus. Following discussion, the Salix Board authorized Ms. Logan to express to Santarus that Salix was interested in exploring a potential acquisition of Santarus.

On June 20, 2013, at Salix’s direction, a representative of Jefferies contacted David Hale, Chairman of the Santarus Board, to convey Salix’s interest in having a dialogue regarding a possible acquisition of Santarus by Salix. Mr. Hale indicated that Santarus was open to having discussions with Salix regarding such a potential transaction.

On June 24, 2013, Ms. Logan and Adam C. Derbyshire, Executive Vice President, Finance and Administration, and Chief Financial Officer of Salix, called Mr. Proehl to discuss Salix’s interest in a potential acquisition of Santarus. At the conclusion of the call, the parties agreed to schedule a follow-up meeting in early July 2013 to discuss certain aspects of such a potential acquisition in further detail.

On July 8, 2013, Mr. Proehl, Ms. Logan and Mr. Derbyshire met to discuss Santarus’ business and further details of a potential acquisition of Santarus by Salix, including the rationale for such a transaction. During the meeting, Ms. Logan indicated that Salix would be in a better position to evaluate and discuss material terms of a potential acquisition of Santarus if Salix were able to conduct a high-level preliminary review of certain non-public aspects of Santarus’ business. Mr. Proehl responded that Santarus would consider the request, but that before Santarus would enter into a confidentiality agreement and permit Salix to undertake such a review, Salix would be required to submit a written indication of interest.

On July 11, 2013, Rick D. Scruggs, Executive Vice President, Business Development of Salix, sent Mr. Proehl an initial list of due diligence requests.

On July 12, 2013, Mr. Proehl contacted Ms. Logan to reiterate that Santarus would not be willing to enter into a confidentiality agreement and share confidential information with Salix until Santarus received a written indication of interest from Salix.

On July 19, 2013, the Salix Board held a telephonic meeting at which representatives from Jefferies reviewed with the Salix Board certain financial aspects of a potential acquisition of Santarus. Following discussion, the Salix Board authorized Salix management to submit a non-binding indication of interest to Santarus.

Later on July 19, 2013, Ms. Logan called Mr. Proehl to inform him that Salix was prepared to send a written indication of interest. Later that day, Ms. Logan sent Mr. Proehl a letter containing Salix’s non-binding, preliminary indication of interest to acquire Santarus for $28.00 to $30.00 per share in cash (the “July 19 Proposal”). The letter stated that the July 19 Proposal was subject to, among other things, satisfactory completion of due diligence, negotiation of a definitive transaction agreement and final approval of the Salix Board. Later that day, Mr. Proehl advised Ms. Logan that the Santarus Board had been informed of the July 19 Proposal and was scheduling a meeting to discuss the proposal.

On July 29, 2013, Mr. Proehl called Ms. Logan to inform her that the Santarus Board had determined that the range of the July 19 Proposal was viewed as inadequate, but indicated that Santarus would be willing to enter into a confidentiality agreement and provide Salix the opportunity to conduct a high-level diligence review in order for Salix to better evaluate a potential acquisition. Mr. Proehl and Ms. Logan agreed to schedule a meeting in the near future at which Santarus’ management would provide a presentation to Salix.

Later on July 29, 2013, Santarus sent Salix a draft confidentiality agreement. Over the next week, Covington negotiated the confidentiality agreement with Santarus’ outside counsel, Latham & Watkins LLP (“Latham”), culminating in a final version that Santarus and Salix entered into on August 6, 2013.

On August 22, 2013, members of Salix’s senior management and representatives from Jefferies and Covington met with members of Santarus’s senior management and representatives of Latham and Santarus’ financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), in San Diego, California to discuss certain matters regarding Santarus’ business, including Santarus’ marketed products, Santarus’ research and development pipeline, financial matters, personnel matters, sales and marketing infrastructure, business plans, financial forecasts and other information relevant to Santarus’ valuation.

On August 24, 2013, Jefferies contacted Stifel requesting additional financial diligence regarding Santarus. Over the next few days, Stifel responded to this request with financial information on behalf of Santarus.

On September 10, 2013, the Salix Board held a meeting at Salix’s headquarters in Raleigh, North Carolina regarding the proposed acquisition of Santarus. At the meeting, representatives of Jefferies reviewed with the Salix Board certain financial aspects of, and financing alternatives for, a potential acquisition of Santarus. At the meeting, representatives from Covington also reviewed the results of Covington’s preliminary legal diligence of publicly available information regarding Santarus. Following discussion, the Salix Board authorized management to submit a revised non-binding indication of interest to Santarus.

On September 12, 2013, Mr. Scruggs sent Mr. Proehl a letter containing a revised non-binding indication of interest to acquire Santarus for $30.00 per share in cash (the “September 12 Proposal”). The letter stated that the September 12 Proposal was conditioned on, among other things, completion of a due diligence review of Santarus. The September 12 Proposal was accompanied by a letter from Jefferies Finance indicating that it was “highly confident” it could provide the necessary financing to Salix to support the offer.

On September 16, 2013, Mr. Proehl called Ms. Logan to inform her that the Santarus Board did not believe that the September 12 Proposal offered sufficient value to Santarus’ stockholders. That same day, representatives of Stifel also contacted representatives of Jefferies to discuss the Santarus Board’s feedback.

On September 24, 2013, the Salix Board held a meeting in Cary, North Carolina at which, among other things, representatives from Jefferies provided an update on certain financial aspects of a potential acquisition of Santarus. Following discussion, the Salix Board authorized Salix’s management to submit a revised non-binding indication of interest to Santarus.

On September 26, 2013, Ms. Logan called Mr. Proehl to convey Salix’s revised non-binding indication of interest to acquire Santarus for $32.00 per share in cash (the “September 26 Proposal”). Later that day, Mr. Proehl called Ms. Logan to advise her that the Santarus Board planned to discuss the September 26 Proposal at a meeting of the Santarus Board to be held the following week.

On October 3, 2013, Mr. Proehl called Ms. Logan and advised her that the Santarus Board had met to consider the September 26 Proposal and had approved a counter-proposal to the September 26 Proposal. Mr. Proehl indicated that an offer of $33.00 per share in cash, together with an additional $2.00 per share in the form of a contingent value right payable upon the achievement of a specified clinical development milestone related to Santarus’ Ruconest product candidate, might be acceptable to Santarus.

On October 8, 2013, at Salix’s direction, representatives of Jefferies advised representatives of Stifel that Salix would be willing to move forward with a proposed acquisition of Santarus at a price of $33.00 per share in cash, with no contingent value right (the “October 8 Proposal”). The Jefferies representatives indicated that the October 8 Proposal was Salix’s best and final offer, subject to the completion of due diligence, the negotiation of definitive transaction documents and the approval of the Salix Board.

On October 9, 2013, Mr. Proehl called Ms. Logan to advise her that Santarus was willing to proceed with the proposed acquisition by Salix based on the October 8 Proposal and that the Santarus Board had instructed management to provide Salix with full access to its online data room and to commence negotiation of definitive transaction documents.

On October 10, 2013, Santarus made available to Salix and its advisors an online data room containing due diligence materials, including non-public information, relating to Santarus. Over the course of the next several weeks, Salix and its advisors reviewed information provided by Santarus in the online data room and held follow-up calls with certain officers and employees of Santarus and its representatives.

During the week of October 14, 2013, upon review of the license agreement between Cosmo Technologies Limited, an affiliate of Cosmo Pharmaceuticals S.p.A. (“Cosmo”) and Santarus, Salix identified certain changes that would be necessary to facilitate the proposed acquisition of Santarus by Salix. Discussions between Salix, Santarus and Cosmo regarding such proposed changes continued throughout October 2013.

On October 18, 2013, Covington delivered a draft merger agreement to Latham. Among other terms, the draft merger agreement provided that the transaction would be structured as an all cash tender offer followed by a merger, included a “no shop” provision restricting Santarus from soliciting or initiating discussions with third parties regarding other proposals to acquire Santarus, subject to the fulfillment of certain fiduciary requirements of the Santarus Board under Delaware law, and proposed a termination fee payable to Salix by Santarus in connection with the termination of the Merger Agreement under specified circumstances, including if Santarus were to withdraw its recommendation of the transaction, of approximately 3.7% of the proposed transaction value.

On October 22, 2013, Latham sent a revised draft merger agreement to Covington which, among other things, revised various provisions relating to the “no shop” period and reduced the termination fee payable to Salix by Santarus to approximately 2.75% of the proposed transaction value.

On October 27, 2013, Covington delivered to Latham a revised draft merger agreement and a draft tender and support agreement pursuant to which certain stockholders of Santarus would agree to tender their shares in the proposed tender offer and to vote against certain alternative transactions proposed by third parties. Thereafter, between October 27, 2013 and November 7, 2013, multiple revised drafts of the merger agreement and the tender and support agreement were exchanged, and Salix, Santarus and their respective representatives engaged in negotiations of the terms thereof. Among other things, the parties agreed that the termination fee payable to Salix by Santarus would be approximately 3.05% of the proposed transaction value.

On October 29, 2013, members of Salix’s senior management and members of Santarus’ senior management held a conference call to discuss, among other things, proposed changes to the license agreement between Cosmo and Santarus and the results of Salix’s due diligence review regarding the pathway for regulatory marketing approval for Santarus’ Ruconest product candidate. On the call, Ms. Logan indicated to Mr. Proehl that, based on the foregoing, Salix was reconsidering its offer and that Salix would be in contact with Santarus regarding the offer. Later that day, at Salix’s direction, representatives of Jefferies contacted representatives of Stifel to reiterate the points conveyed by Ms. Logan to Mr. Proehl and to convey that Salix would be willing to acquire Santarus for either (i) $30.00 per share in cash, plus a $3.00 per share contingent value right payable upon the achievement of a specified regulatory milestone with respect to Ruconest or (ii) $31.00 per share in cash, with no contingent value right.

On October 30, 2013, Mr. Proehl called Ms. Logan to advise her that a telephonic meeting of the Santarus Board was scheduled on October 31, 2013 to consider the revised proposal conveyed by Jefferies, on behalf of Salix, to Stifel.

On October 31, 2013, Mr. Proehl called Ms. Logan to discuss Salix’s due diligence review, Santarus’ discussions with Cosmo regarding the changes to Santarus’s license agreement with Cosmo that Salix had requested, and the reduction in Salix’s proposed offer price. Mr. Proehl stated that the Santarus Board was willing to move forward with a counter-proposal of either (i) $32.00 per share in cash, plus a $2.00 per share contingent value right payable upon the achievement of a specified regulatory milestone with respect to Ruconest or (ii) $33.00 per share in cash, with no contingent value right. Mr. Proehl also advised Ms. Logan that Cosmo had said that it would not agree to the changes to its license agreement that Santarus had proposed. In order to obtain Cosmo’s agreement to the changes to the license agreement that Salix sought, other than those related to Rifamycin SV MMX, Mr. Proehl said that Santarus would need to agree to return its rights to Rifamycin SV MMX to Cosmo upon consummation of the proposed acquisition.

On November 1, 2013, Ms. Logan called Mr. Proehl to advise him that Salix would be willing to acquire Santarus for $32.00 per share in cash, with no contingent value right, and that this was Salix’s best and final proposal (the “November 1 Proposal”). Ms. Logan told Mr. Proehl that the November 1 Proposal included a recognition that, as a result of the discussions among Salix, Santarus and Cosmo regarding changes to the license from Cosmo to Santarus desired by Salix in connection with the proposed acquisition, Santarus would have to agree to return its rights to Rifamycin SV MMX to Cosmo upon the closing of the proposed acquisition of Santarus by Salix. Later that day, Mr. Proehl called Ms. Logan to communicate Santarus’ willingness to move forward based on the November 1 Proposal.

From November 1, 2013 to November 7, 2013, Salix, Santarus and their respective representatives completed their due diligence review and the parties negotiated the final terms and conditions of the transaction agreements.

On November 3, 2013, Covington sent Latham a draft of the debt commitment letter from Jefferies Finance to Salix. That afternoon, members of Santarus’ management had a conference call with members of Salix’s management and representatives of Jefferies Finance, Stifel, Latham, Covington and legal counsel to Jefferies Finance to discuss Salix’s proposed financing and timing and the draft debt commitment letter.

On the afternoon of November 5, 2013, the Salix Board held a telephonic meeting at which the Salix Board unanimously approved the merger agreement, the tender and support agreement, the debt financing letters and the transactions contemplated thereby.

On November 6, 2013, the Santarus Board unanimously approved the merger agreement and the transactions contemplated thereby, and recommended that Santarus’ stockholders accept the Offer.

On November 7, 2013, the Merger Agreement and the Tender and Support Agreement were signed by the parties thereto and, following the closing of trading on the NASDAQ Stock Market on November 7, 2013, Salix and Santarus issued a joint press release announcing the transaction.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser—Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Salix, Intermediary, Purchaser or Santarus. The representations, warranties and covenants made in the Merger Agreement by Salix, Purchaser and Santarus were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed to by Salix, Purchaser and Santarus in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations, warranties and covenants contained in the Merger Agreement and described in this summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by Santarus to the other parties but is not publicly filed as part of the Merger Agreement. Investors and stockholders are not third party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Moreover, information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before December 3, 2013. Subject to the conditions of the Offer that are described in Section 15—“Conditions to the Offer” and the conditions of the Merger Agreement, Purchaser will (and Salix will cause Purchaser to) accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date and in accordance with applicable law. The initial Expiration Date will be 12:00 Midnight, New York City time, at the end of the day on December 31, 2013.

Terms and Conditions of the Offer. Purchaser’s obligations to accept for payment and pay for any Shares tendered pursuant to the Offer are subject to the terms and the satisfaction or waiver of the conditions set forth in Section 15—“Conditions to the Offer.” Salix and Purchaser expressly reserve the right to waive any condition to the Offer, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by Santarus in writing, Salix and Purchaser will not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose any additional conditions on the Offer or amend any condition to the Offer, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the stockholders of Santarus or (vi) extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that:

•	if on the then-effective Expiration Date, any of the conditions to the Offer have not been satisfied or waived, Purchaser must extend the Offer for successive extension periods of not more than 10 business days each, or for such longer period as Salix, Purchaser and Santarus may agree, in order to permit the satisfaction of the conditions to the Offer; provided that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, the maximum aggregate number of days that Purchaser will extend the Offer is 40 business days; provided, further that Purchaser will not, without Santarus’ prior written consent, extend the Offer if all conditions to the Offer have been satisfied or waived;

•	Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer; provided that, in each case, Purchaser will not be required to, and without Santarus’ prior written consent will not, extend the Offer beyond the Outside Date; and

•	Purchaser has the right to extend the Offer from time to time for, in each instance, successive extension periods of not more than 10 business days (but not to exceed 20 business days in the aggregate, unless Salix, Purchaser and Santarus agree otherwise) if, on the then-effective Expiration Date, the Marketing Period (as defined below) has not been completed.

Marketing Period. For purposes of the Merger Agreement, the term “Marketing Period” means:

•	a period of 20 consecutive business days commencing on November 19, 2013, unless on November 18, 2013 Salix in good faith determines that the “Required Information” (generally defined as the financial information and other financial data of the type and form customarily included in offering documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, including audited financial statements and unaudited financial statements) has not been delivered by Santarus or the Required Information provided by Santarus is not Compliant (as defined below) and Salix delivers a written notice to Santarus describing in reasonable specificity all deficiencies in the Required Information so provided (an “Information Deficiency Notice”), in which case if Santarus supplements the Required Information such that the Required Information is delivered to Salix and is Compliant by November 22, 2013, then the Marketing Period will commence on November 25, 2013 and will be a period of 16 consecutive business days; and

•	otherwise a period of 15 consecutive business days commencing on January 6, 2014 (or, if later, the third business day after Santarus has delivered the Required Information to Salix and Purchaser and the Required Information so delivered is Compliant).

Notwithstanding the foregoing, the Marketing Period (i) will not commence if the Required Information is not Compliant and (ii) will be deemed not to have commenced if prior to the closing date of the Merger the Required Information ceases to be Compliant.

For purposes of the Merger Agreement, the term “Compliant” means, with respect to the Required Information, that (i) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading, (ii) Santarus’ registered public accounting firm has not withdrawn its audit opinion with respect to any of the audited financial statements included in the Required Information, (iii) Santarus has not issued a public statement indicating its intention to restate any of its historical financial statements, in whole or in part, including the financial statements included in the Required Information, in which case the Marketing Period will not commence unless and until such restatement has been completed and the affected financial statements have been amended or Santarus has announced or informed Salix that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no restatement of financial statements will be required in accordance with United States generally accepted accounting principles (“GAAP”) or (iv) Santarus is not delinquent in filing any report that it is required to file under the Exchange Act.

Santarus’ Board of Directors. Upon the Acceptance Time, Salix will be entitled to elect or designate such number of directors (but not less than a majority), rounded up to the next whole number, on the Santarus Board as shall give Salix representation on the Santarus Board equal to the product of (i) the total number of directors on the Santarus Board (giving effect to the directors elected or designated by Salix) multiplied by (ii) the percentage that the aggregate number of Shares owned directly or indirectly by Salix bears to the total number of Shares then outstanding. Salix will be entitled to have such designees elected or appointed to such classes of the Santarus Board so as to be as evenly distributed as possible among the three classes of directors of the Santarus Board. Prior to, and effective upon, the Acceptance Time, Santarus will (i) upon Salix’s request, take all actions as are necessary to enable Salix’s designees to be so elected or appointed to the Santarus Board, including by promptly filling vacancies or newly created directorships on the Santarus Board, promptly increasing the size of the Santarus Board (including by amending the bylaws of Santarus if necessary to increase the size of the Santarus Board) and/or promptly securing the resignations of such number of its incumbent directors as is necessary or desirable to provide Salix with such level of representation, and (ii) cause Salix’s designees to be so elected or appointed at such time. After the Acceptance Time, Santarus will also, upon Salix’s request, cause the directors elected or designated by Salix to the Santarus Board to serve on and constitute the same percentage as such individuals represent of the entire Santarus Board (but not less than a majority), rounded up to the next whole number, of (i) each committee of the Santarus Board and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of Santarus’ subsidiary, in each case to the extent permitted by applicable law and the rules of NASDAQ.

Under the Merger Agreement, after Salix’s designees are appointed or elected to, and constitute a majority of, the Santarus Board, and prior to the Effective Time, Santarus will cause the Santarus Board to maintain at least three directors who were members of the Santarus Board on the date of the Merger Agreement, each of whom will be an “independent director” under NASDAQ rules and eligible to serve on Santarus’ audit committee under the Exchange Act and NASDAQ rules and at least one of whom will be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”). In the event that Salix’s designees are elected or appointed to the Santarus Board prior to the Effective Time, the approval of a majority of the Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) will be required in order to authorize (i) any amendment or termination of the Merger Agreement, (ii) any waiver or exercise of any of Santarus’ rights under the Merger Agreement, (iii) any amendment of Santarus’ certificate of incorporation or bylaws or (iv) any other action of the Santarus Board under or in connection with the Merger Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, Santarus’ stockholders (other than Salix and Purchaser).

The Merger. The Merger Agreement provides that at the Effective Time, in accordance with the Merger Agreement and the DGCL, Purchaser will be merged with and into Santarus. Thereafter, the separate existence of Purchaser will cease and Santarus will continue as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Salix, Purchaser and Santarus have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Santarus’ stockholders in accordance with Section 251(h) of the DGCL.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation.

Conditions to the Merger. The obligations of Salix, Purchaser and Santarus to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of each of the following conditions:

•	Purchaser (or Salix on Purchaser’s behalf) will have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	no judgment preventing the consummation of the Merger will have been issued by any governmental authority of competent jurisdiction and remain in effect, and there will not be any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon (the “Merger Consideration”) and subject to any required withholding taxes, other than (i) Shares held in the treasury of Santarus or owned by Salix, Purchaser or any wholly owned subsidiary of Salix or Santarus, which Shares will be canceled and will cease to exist and no payment will be made with respect thereto, and (ii) Shares held by any person who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL.

Exchange Procedures. Salix will cause Intermediary to deposit with Computershare Trust Company, N.A. (in such capacity, the “Paying Agent”) the amount of cash necessary to pay for the Shares converted into the right to receive the Merger Consideration. Promptly (and in any event within three business days) after the Effective Time, Salix and the Surviving Corporation will cause the Paying Agent to mail to each holder of record whose Shares were converted into the right to receive the Merger Consideration the Letter of Transmittal and instructions for use in such exchange. Upon surrender to the Paying Agent of a certificate theretofore representing Shares for cancellation, together with a duly completed and validly executed Letter of Transmittal or, in the case of book-entry shares, upon receipt of an Agent’s Message by the Paying Agent (or such other evidence of transfer as the Paying Agent may reasonably request), the holder of such Shares will receive the Merger Consideration payable in respect thereof. Until so surrendered or transferred, as the case may be, each such certificate or book-entry Share will represent after the Effective Time for all purposes only the right to receive the Merger Consideration.

Santarus Equity Awards. Pursuant to the Merger Agreement, as soon as practicable after November 7, 2013 (and, in any event, prior to the Acceptance Time), the Santarus Board will adopt such resolutions or take such other actions as may be required to provide that (i) each holder of a Stock Option will be provided with notice pursuant to which all outstanding Stock Options held by such holder will become fully vested and may be exercised by such holder prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and Stock Plan under which such Stock Option was granted and (ii) to the extent that any outstanding Stock Option is not so exercised on or prior to the Effective Time, such Stock Option will be canceled, terminated and converted at the Effective Time into the right to receive an amount in cash determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price of such Stock Option by (B) the number of Shares underlying such Stock Option (assuming full vesting of the Stock Option) had such holder exercised the Stock Option in full immediately prior to the Effective Time. Except as otherwise provided in the Merger Agreement, any such consideration due and owing will be paid, without interest, within three business days after the closing date of the Merger. For purposes of the Merger Agreement, the term “Stock Plans” means Santarus’ 1998 Stock Option Plan, as amended, Amended and Restated 2004 Equity Incentive Award Plan, as amended and restated effective June 11, 2013, and any other equity plans of Santarus or its subsidiary.

Pursuant to the Merger Agreement, as soon as practicable after November 7, 2013 (and, in any event, prior to the Acceptance Time), the Santarus Board will adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP, (i) participation following November 7, 2013 will be limited to those employees who participated in the ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) participants may not increase their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement (unless otherwise required by the Code), (iii) no Offering Period (as defined in the ESPP) will commence after the execution and delivery of the Merger Agreement and (iv) each participant’s outstanding right to purchase Shares under the ESPP will terminate no later than immediately prior to the Effective Time.

Representations and Warranties. In the Merger Agreement, Santarus has made customary representations and warranties to Salix and Purchaser with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Santarus and its subsidiary;

•	capitalization;

•	corporate authorization with respect to the Merger Agreement;

•	non-contravention;

•	required actions by or in respect of, or filings with, any governmental authority;

•	subsidiaries;

•	Santarus’ SEC filings;

•	Santarus’ financial statements;

•	the absence of certain changes or events;

•	legal proceedings;

•	the accuracy of information supplied by Santarus for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9;

•	broker’s or finders’ fees;

•	employee benefit matters;

•	labor and employment matters;

•	opinion of Santarus’ financial advisor;

•	tax matters;

•	environmental matters;

•	compliance with applicable laws;

•	intellectual property matters;

•	material contracts;

•	regulatory matters;

•	real property;

•	insurance;

•	transactions with affiliates;

•	the inapplicability of state anti-takeover laws and Santarus’ stockholder rights plan to the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer and the Merger;

•	title to assets;

•	compliance with anti-corruption laws; and

•	use of conflict minerals.

Some of the representations and warranties in the Merger Agreement made by Santarus are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, is or would reasonably be expected to (i) be materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Santarus and its subsidiary, taken as a whole, or (ii) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement; provided that none of the following will be deemed themselves, alone or in combination, to constitute a Company Material Adverse Effect, and none of the following will be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

•	changes in any applicable law or GAAP or the interpretation thereof;

•	changes generally affecting the national or international economy, the biotechnology or pharmaceutical industry or financial or securities markets;

•	political conditions (or changes in such conditions) or acts of terrorism or war or any similar event (or the escalation or worsening thereof) or natural disasters occurring after the date of the Merger Agreement and involving the United States;

•	any failure, in and of itself, by Santarus to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement, or any decline in the market price or change in trading volume of the Shares (it being understood and agreed that the facts and circumstances giving rise to such failure or decline in market price or change in trading volume may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	the initiation of any proceeding against Santarus by any Santarus stockholder (in its capacity as such) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement;

•	any adverse effect arising from the announcement or pendency of the transactions contemplated by the Merger Agreement and the Support Agreement (provided that this exception will not diminish the effect of, and will be disregarded for purposes of, certain of Santarus’ representations and warranties in the Merger Agreement with respect to non-contravention); or

•	except for any requirement to operate in the ordinary course of business, any adverse effect arising from any action taken by Santarus or its subsidiary that is expressly required by the terms of the Merger Agreement or the failure of Santarus or its subsidiary to take any action that Santarus and its subsidiary are specifically prohibited from taking by the restrictions on interim operations contained in the Merger Agreement;

except in the case of the first, second and third bullet points above, only to the extent that Santarus and its subsidiary, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry.

In the Merger Agreement, Salix and Purchaser have made customary representations and warranties to Santarus with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Salix and Purchaser;

•	corporate authorization with respect to the Merger Agreement;

•	non-contravention;

•	required actions by or in respect of, or filings with, any governmental authority;

•	legal proceedings;

•	the accuracy of information supplied by Salix and Purchaser for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase;

•	the absence of an “interested stockholder” relationship with Santarus within the meaning of Section 203 of the DGCL;

•	financing matters; and

•	availability of funds necessary to consummate the transactions contemplated by the Merger Agreement and the Support Agreement.

Conduct of Business of Santarus. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), unless Salix otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or except as expressly permitted or required under the Merger Agreement, as required by applicable law or as previously disclosed to Salix in connection with entering into the Merger Agreement, Santarus will, and will cause its subsidiary to, (i) conduct their business only in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to (A) maintain and preserve intact their respective present business organizations and goodwill associated therewith, (B) maintain in effect all of their material foreign, federal, state and local registrations, licenses, permits and other authorizations, (C) maintain satisfactory business relationships with material suppliers, contractors, distributors, customers, creditors, licensors, licensees and others having material business relationships with them, (D) keep available the services of their present officers and key employees and key consultants (provided that Santarus will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs) and (E) comply in all material respects with all applicable laws and the requirements of all of Santarus’ material contracts.

In addition, during the Pre-Closing Period, except as previously disclosed to Salix in connection with entering into the Merger Agreement or as expressly contemplated by the Merger Agreement or as required by applicable law, Santarus will not directly or indirectly, and will not permit its subsidiary to, do any of the following without Salix’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed):

•	sell, lease, license or otherwise transfer, abandon or permit to lapse, or create or incur any lien (other than permitted liens) on, (i) any Santarus intellectual property or (ii) any of Santarus’ or its subsidiary’s other assets, securities, properties, interests or businesses with a fair market value in excess of $250,000 individually or $500,000 in the aggregate, other than in the case of this clause (ii) sales of obsolete equipment or inventory of Santarus products in the ordinary course of business consistent with past practice;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case for consideration in excess of $250,000 individually or $500,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

•	amend or propose to amend Santarus’ or its subsidiary’s certificate of incorporation and bylaws;

•

(i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by Santarus’ subsidiary or (iii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Santarus or its subsidiary (other than in connection with withholding to satisfy the tax obligations with respect to Stock Options or in connection with repurchase rights of Santarus following the termination of services or employment with Santarus), except, in the case of clause (iii), from (A) holders of Stock Options in full or partial payment of the exercise price thereof and/or any applicable taxes payable by such holder upon exercise of the Stock Option, to the extent required or permitted under the terms of the applicable equity plan and award agreements or (B) former employees, directors or consultants following termination of their relationship with Santarus in accordance with applicable agreements providing for the repurchase of shares upon such termination;

•	(i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any securities of Santarus or its subsidiary, other than the issuance of (A) any Shares upon the exercise of Stock Options that were outstanding on the date of the Merger Agreement in accordance with their terms on such date (B) Stock Options pursuant to previously existing contractual obligations of Santarus, (C) Shares to participants in the ESPP pursuant to the terms thereof and (D) any securities of Santarus’ subsidiary to Santarus or (ii) amend any term of any security of Santarus or its subsidiary (in each case, whether by merger, consolidation or otherwise);

•	create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of Santarus’ existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Santarus or its subsidiary;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice;

•	(i) with respect to any director, officer, employee or individual contractor of Santarus or its subsidiary, grant or increase any severance or termination pay to, or amend any existing severance pay or termination arrangement, (ii) hire or engage the services of any individual as a director, officer, employee or individual contractor, or enter into any employment, termination, retirement, deferred compensation or other similar agreement (or amend any such existing agreement) in excess of $150,000, (iii) establish, adopt or amend (except for renewals in the ordinary course of business consistent with past practice or as required by applicable law) any Santarus employee benefit plan, including any collective bargaining agreement, or any arrangement that would be a Santarus employee benefit plan if it were in existence on the date of the Merger Agreement, (iv) increase compensation, bonus or other benefits payable to any such individual contractor, director, officer or employee, other than to increase base salary and base wages for employees or individual contractors who are not executive officers in the ordinary course of business consistent with past practice or (v) terminate the service of any individual contractor, director, officer or employee other than for “cause” or pursuant to the terms of an existing agreement in the ordinary course of business consistent with past practice; provided that the foregoing will not restrict Santarus from entering into or making available to newly hired employees or to employees, in the context of promotions, plans, agreements, benefits and compensation arrangements (other than grants under equity plans, which shall be prohibited);

•	change Santarus’ methods of accounting, except as required by changes in applicable law or in GAAP or in Regulation S-X of the Exchange Act;

•	except as required by applicable law, (i) make or change any material tax election, (ii) adopt or change any material method of tax accounting, (iii) amend any tax return with respect to a material amount of taxes or file any material claims for tax refunds or (iv) settle or compromise any material liability for taxes or any material claims for tax refunds;

•

settle, or offer or propose to settle, (i) any legal proceeding or other claim, except with respect to (A) immaterial routine matters in the ordinary course of business consistent with past practice or (B) product liability claims involving only the payment by Santarus and its subsidiary of not more than $100,000 individually or $500,000 in the aggregate, (ii) any stockholder litigation or dispute against

Santarus or any of its officers or directors or (iii) any legal proceeding or other claim or dispute that relates to the transactions contemplated by the Merger Agreement and the Support Agreement;

•	(i) enter into any material contract (other than contracts relating to managed care entered into in the ordinary course of business consistent with past practice that do not contain any “most favored nations” terms or conditions or restrictions on assignment or transfer by Santarus or its subsidiary), (ii) amend, modify in any material respect or terminate any material contract other than in the ordinary course of business consistent with past practice or (iii) waive, release or assign any material rights, claims or benefits of Santarus or its subsidiary;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those previously disclosed to Salix in connection with entering into the Merger Agreement and (ii) those that, when added to all other capital expenditures made on behalf of Santarus and its subsidiary since the date of the Merger Agreement but not previously disclosed to Salix, do not exceed $100,000 individually or $500,000 in the aggregate during any calendar quarter;

•	except as contemplated by the Merger Agreement, amend Santarus’ stockholder rights plan, redeem the rights thereunder or take any action with respect to, or make any determination thereunder; or

•	agree, resolve or commit to do any of the foregoing.

No Solicitation. During the period from November 7, 2013 until the earlier of the Acceptance Time and the termination of the Merger Agreement, Santarus has agreed not to, and to cause its subsidiary and its and their respective representatives not to, directly or indirectly:

•	solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data relating to, afford access to the business, properties, assets, books or records of Santarus or its subsidiary in connection with, or otherwise cooperate with any person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract) or take any action to exempt any person (other than Salix or its subsidiaries) or any action taken by any person (other than Salix or its subsidiaries) from Santarus’ stockholder rights plan or any state anti-takeover law or similar law (or any similarly restrictive provision in the certificate of incorporation or bylaws of Santarus or its subsidiary); or

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding the foregoing, if in response to an unsolicited, bona fide written Acquisition Proposal made after November 7, 2013 in circumstances not involving a breach of Santarus’ non-solicitation obligations under the Merger Agreement, the Santarus Board determines in good faith (based on information then available to it and after consultation with outside counsel and receiving the advice of its financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and with respect to which the Santarus Board determines in good faith, based on information then available to it and after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Santarus Board to Santarus’ stockholders under applicable law, then Santarus may at any time prior to the acceptance for payment of Shares pursuant to the Offer (but in no event after such time), furnish information to, or enter into discussions with, the person making such Acquisition Proposal and its representatives; provided that (i) at least 12 hours prior to furnishing any such information to, or entering into discussions with, such person, Salix receives written notice from Santarus of the identity of such person and of Santarus’ intention to furnish information to, or enter into discussions with, such person, and Santarus receives from such person an executed confidentiality agreement (an accurate and complete copy of which will be provided to Salix within 24 hours of the execution thereof) in a customary form that is no less favorable to Santarus than the Confidentiality Agreement (as defined below) and (ii) Santarus concurrently furnishes all such information provided to such person to Salix (to the extent such information has not been previously furnished or made available to Salix or its representatives). Santarus may not subsequently terminate, waive, amend, release or modify any material provision of any such confidentiality agreement.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer (whether or not in writing) from any person (other than Salix, Purchaser or any of their affiliates) relating to any direct or indirect acquisition by such person (or in the case of a direct merger between such person and Santarus, the equity holders of such person), including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, reorganization, recapitalization, liquidation, business combination, dissolution, joint venture, license or similar transaction, of (i) assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of Santarus and its subsidiary, taken as a whole, (ii) 15% or more of the outstanding Shares or any other class of capital stock of, or other equity or voting interests in, Santarus or its subsidiary which in the aggregate directly or indirectly hold the assets referred to in clause (i) above or (iii) any combination of the foregoing.

For purposes of the Merger Agreement, the term “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that references in the definition thereof to “15%” will be replaced by “50%”) made by any person after November 7, 2013 and not as a result of a breach of Santarus’ non-solicitation obligations under the Merger Agreement that the Santarus Board determines in its good faith judgment (after consultation with outside legal counsel and receiving the advice of its financial advisor of nationally recognized reputation), taking into account all relevant financial, legal, regulatory and other factors relating to such Acquisition Proposal, including any conditions to consummation, the anticipated timing of closing, the risk of non-consummation, the identity of the person making the Acquisition Proposal and such person’s ability to finance the transaction, any required authorizations or other third party consents, and any applicable break-up fees or expense reimbursement provisions, (i) would, if consummated, result in a transaction that is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement and the Support Agreement (including the terms of any proposal by Salix to modify the terms of such transactions) and (ii) is reasonably likely to be consummated on the terms proposed without undue delay; provided that in no event will an Acquisition Proposal be deemed to be a Superior Proposal if consummation of the transaction contemplated thereby is subject to any financing condition.

Notwithstanding anything to the contrary contained in the foregoing, Santarus and its representatives may have discussions with any person that has made an unsolicited, bona fide written Acquisition Proposal in order to (i) clarify and understand the terms and conditions of the Acquisition Proposal made by such person and to determine whether the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) inform such person of the provisions of the Merger Agreement; provided that at least 12 hours prior to having such discussions with such person, Salix receives written notice from Santarus of the identity of such person and of Santarus’ intention to have discussions with such person.

Santarus has also agreed to, as promptly as possible (and in any event no later than 24 hours after receipt thereof), advise Salix, orally and in writing, of any Acquisition Proposal, or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and will, in any such notice to Salix, indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, the terms and conditions of any Acquisition Proposal, proposal or offer (including any subsequent amendment or other modification to such terms and conditions) or the nature of any inquiries or other contacts, and provide to Salix copies of any written materials received from or on behalf of such Person relating to such inquiry, proposal or offer. Thereafter Santarus will (i) keep Salix (or its outside counsel) reasonably and promptly informed regarding the progress of developments affecting the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and regarding the status of any discussions or negotiations with the person making such Acquisition Proposal, inquiry, proposal or offer or any of its representatives and (ii) provide Salix (or its outside counsel) with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry, proposal or offer within 24 hours after receipt or delivery thereof.

As of the date of the Merger Agreement, Santarus agreed to, and to cause its subsidiary and its and their respective representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any person with respect to an Acquisition Proposal, and promptly (but in no event later than 48 hours following the execution of the Merger Agreement) request and use reasonable best efforts to obtain the return from all such persons, or cause the destruction, of all copies of confidential information previously provided to such persons by or on behalf of Santarus, its subsidiary or their respective representatives (and all analyses and other materials prepared by or on behalf of such persons that contain, reflect or analyze such confidential information).

Recommendation of the Santarus Board; Santarus Adverse Recommendation Change. The Santarus Board has unanimously recommended that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Santarus Recommendation”). The Merger Agreement provides that, except as provided below, neither the Santarus Board nor any committee thereof may:

•	(i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or publicly propose or resolve to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in a manner adverse to Salix, the Santarus Recommendation or (ii) adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal (any such action, a “Santarus Adverse Recommendation Change”); or

•	adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to stockholders or declare advisable), or allow Santarus or its subsidiary to execute or enter into, any contract constituting or related to, or that is intended to or could be reasonably likely to lead to, any Acquisition Proposal, or requiring or reasonably likely to cause Santarus to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement and the Support Agreement (any such contract, an “Alternative Acquisition Agreement”), other than a confidentiality agreement entered into in compliance with the non-solicitation provisions of the Merger Agreement.

Notwithstanding the foregoing, if at any time during the period from November 7, 2013 until the earlier of the Acceptance Time and the termination of the Merger Agreement, Santarus receives an Acquisition Proposal or an Intervening Event (as defined below) occurs, the Santarus Board may effect a Santarus Adverse Recommendation Change or terminate the Merger Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”), in each case if, and only if:

•	Santarus is not in breach of the non-solicitation provisions of the Merger Agreement;

•	the Santarus Board determines in good faith, after consultation with Santarus’ outside legal counsel, that the failure to make the Santarus Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Santarus Board to Santarus’ stockholders under applicable law;

•	Santarus has given Salix written notice of the Santarus Board’s intention to make a Santarus Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement at least four business days prior to making any such Santarus Adverse Recommendation Change or terminating the Merger Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”);

•	if the decision to make a Santarus Adverse Recommendation Change is in connection with an Intervening Event, then Santarus must have complied with the following requirements: (i) the Change of Recommendation Notice will have provided a reasonable description of the Intervening Event and the reasons for the Santarus Adverse Recommendation Change, (ii) Santarus must have given Salix a four business day period following Salix’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals and must have negotiated in good faith with Salix (and caused its representatives to negotiate with Salix) with respect to such proposed revisions or other proposals, if any, and (iii) after considering the results of negotiations with Salix and taking into account the proposals made by Salix, if any, after consultation with its outside legal counsel, the Santarus Board must have determined in good faith that the failure to make the Santarus Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Santarus Board to Santarus’ stockholders under applicable law; and

•	if the decision to make a Santarus Adverse Recommendation Change is in connection with an Acquisition Proposal or if Santarus intends to terminate the Merger Agreement to enter into a Specified Agreement, then Santarus must have complied with the following requirements: (i) prior to giving effect to clauses (ii) through (v) below, the Santarus Board must have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Proposal, (ii) Santarus must have provided to Salix in writing the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with the non-solicitation provisions of the Merger Agreement, (iii) Santarus must have given Salix the four business day period following Salix’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals and must have negotiated in good faith with Salix (and caused its representatives to negotiate with Salix) with respect to such proposed revisions or other proposals, if any, (iv) after considering the results of negotiations with Salix and taking into account the proposals made by Salix, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Santarus Board must have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Santarus Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Santarus Board to Santarus’ stockholders under applicable law and (v) if Santarus intends to terminate the Merger Agreement to enter into a Specified Agreement, Santarus must have paid the Termination Fee (as defined below).

The foregoing requirements also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four business days will be two business days).

For purposes of the Merger Agreement, the term “Intervening Event” means a material event, occurrence, fact or change occurring or arising after November 7, 2013 affecting the business, assets or operations of Santarus that was not known or reasonably foreseeable to Santarus or the Santarus Board as of November 7, 2013, which event, occurrence, fact or change becomes known to Santarus or the Santarus Board prior to the Acceptance Time, other than (i) developments or changes affecting the biotechnology or pharmaceutical industry generally, (ii) changes in the market price or trading volume of the Shares (however, the underlying reasons for such changes may constitute an Intervening Event), (iii) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by Santarus or Salix or any of their respective subsidiaries from any governmental authority in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement, (iv) an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or (v) the fact that, in and of itself, Santarus exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (however, the underlying reasons for such events may constitute an Intervening Event).

Neither Santarus nor the Santarus Board will be permitted to recommend that stockholders tender any securities in connection with any tender or exchange offer (other than by Salix, Purchaser or any of their affiliates) or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Santarus Board effects a Santarus Adverse Recommendation Change in accordance with the terms of the Merger Agreement.

Nothing contained in the procedures described above or elsewhere in the Merger Agreement will prohibit the Santarus Board from (i) taking and disclosing to Santarus’ stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act, if the Santarus Board determines in good faith, after consultation with outside counsel, that the failure to take such position would be inconsistent with its fiduciary duties under applicable law or (ii) making any disclosure to Santarus’ stockholders that is required by applicable law; provided that in no event will Santarus or the Santarus Board or any committee thereof take, or agree or resolve to take, any action prohibited by the requirements described in the first two paragraphs above of this Section 11—The Merger Agreement; Other Agreements—The Merger Agreement—Recommendation of the Santarus Board; Santarus Adverse Recommendation Change.” Any disclosure made pursuant to this paragraph will be deemed to be a Santarus Adverse Recommendation Change unless the Santarus Board reaffirms the Santarus Recommendation in such disclosure.

Employee Matters. Until the 12-month anniversary of the closing date of the Merger, Salix will provide each employee of Santarus and its subsidiary who is located in the United States and retained by Salix with (i) the same level of base salary and hourly wage rate, as applicable, (ii) the same level of target bonus opportunity or sales incentive, as applicable, and (iii) employee benefits (excluding equity plans) that are comparable in the aggregate to those benefits provided to such employees immediately prior to the Effective Time or comparable in the aggregate to the benefits Salix provides to its similarly situated employees.

For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Salix and its subsidiaries (including, after the closing of the Merger, the Surviving Corporation) in which an employee of Santarus or its subsidiary immediately prior to the closing of the Merger (a “Company Employee”) is eligible to participate, Salix will, or will cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service of each Company Employee (to the same extent such service is recognized under existing analogous plans, programs or arrangements of Santarus or its affiliates prior to the closing of the Merger) as service rendered to Salix or its subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not for purposes of benefit accrual with respect to any defined benefit pension plans); provided that such crediting of service will not operate to duplicate any benefit or the funding of such benefit to such Company Employee. Company Employees will also be given credit for any deductible, co-payment amounts or maximum out-of-pocket requirements paid in respect of the plan year in which the closing of the Merger occurs, to the extent that, following the closing of the Merger, they participate in any other plan for which deductibles or co-payments are required, or maximum out-of-pocket requirements are in place.

Salix will also use reasonable best efforts to cause each employee benefit plan maintained by or contributed to by Salix and its subsidiaries (including, after the closing of the Merger, the Surviving Corporation) in which Company Employees participate to waive any preexisting condition and actively at work requirements that were waived under the terms of any employee benefit plan maintained by or contributed to by Santarus or its subsidiary immediately prior to the closing of the Merger or waiting period limitation which would otherwise be applicable to a Company Employee on or after the closing of the Merger.

Salix will recognize any accrued but unused vacation and sabbatical time of Company Employees as of the closing date of the Merger in accordance with the terms of certain Santarus policies and Salix will cause Santarus and its subsidiary to provide such vacation and sabbatical time in accordance with the terms of such policies, but in no event will Salix be obligated to extend or enlarge the benefits available under such policies.

As soon as practicable following the closing date of the Merger, Salix will cause one or more defined contribution savings plans intended to qualify under Sections 401(a) and 401(k) of the Code and sponsored or maintained by Salix (collectively, the “Salix Savings Plans”) to provide for the receipt of lump sum cash distributions of each employee of Santarus and its subsidiary who is located in the United States, in the form of an eligible rollover distribution from Santarus’ 401(k) Plan, provided such rollovers are made at the election of such employee and in accordance with the terms of the applicable Salix Savings Plan. Santarus will cause Santarus’ 401(k) Plan to permit such employees to elect a lump sum cash distribution of benefits accrued through the closing date of the Merger in accordance with the Code. Salix will cause the Salix Savings Plans to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including the amount of any unpaid balance of any participant loan, from Santarus’ 401(k) Plan. The Salix Savings Plans will not accept rollovers from Roth accounts.

Standard of Efforts; Notification and Other Actions. Salix, Purchaser and Santarus have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement and the Support Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or third party all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all authorizations necessary or advisable to be obtained from any governmental authority and/or third party in order to consummate such transactions.

Salix and Santarus (and their respective affiliates, if applicable) will: (i) as promptly as practicable after November 7, 2013, and in any event no later than November 22, 2013, or at such time as mutually agreed by the parties, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) any notifications required to be filed under the HSR Act with respect to the transactions contemplated by the Merger Agreement and the Support Agreement, (ii) as promptly as practicable after November 7, 2013, make appropriate filings pursuant to any other applicable antitrust law with respect to the transactions contemplated by the Merger Agreement and the Support Agreement and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, and to obtain any clearance, approval or consent under any other applicable antitrust laws as soon as practicable.

Salix, Purchaser and Santarus will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the transactions contemplated by the Merger Agreement and the Support Agreement, (ii) promptly notify the other party of any communication received from, or given to, any governmental authority and/or third party with respect to the transactions contemplated by the Merger Agreement and the Support Agreement, (iii) subject to applicable law, permit the other party to review in advance any proposed communication by it to any governmental authority and/or third party with respect to the transactions contemplated by the Merger Agreement and the Support Agreement, as considered appropriate by Salix and Purchaser, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement and the Support Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and (v) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such governmental authority or its staff on the other hand, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement and the Support Agreement.

Notwithstanding the foregoing or any other provision of the Merger Agreement, in no event will Salix or Purchaser be required to offer, accept or agree to, and Santarus will not, without Salix’s prior written consent, offer, accept or agree to (i) any material consent fee, material concession or other material modification to the terms and conditions of any material contract, (ii) divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Salix, Santarus or any of their respective subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Salix, Santarus or any of their respective subsidiaries), except with respect to any requirement to divest, dispose of or hold separate any assets of Santarus or its subsidiary that in the aggregate (together with any limitations contemplated by clause (iii) of this paragraph) are non-material to Santarus and its subsidiary taken as a whole, (iii) restrict, prohibit or limit the ownership or operation by Salix, Santarus or any of their respective subsidiaries of all or any portion of the business or assets of Salix, Santarus, the Surviving Corporation or any of their respective subsidiaries in any part of the world, except with respect to limitations on such ownership or operation with respect to the business or assets only of Santarus or its subsidiary that in the aggregate (together with any divestitures, dispositions or hold separate arrangements contemplated by clause (ii) of this paragraph) are non-material to Santarus and its subsidiary taken as a whole, (iv) cause Salix or any of its subsidiaries to divest any Shares or (v) impose limitations on the ability of Salix or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote Shares acquired or owned by Salix or any of its subsidiaries on all matters properly presented to Santarus’ stockholders.

Subject to applicable law, Santarus has agreed to (i) provide Salix with advance notice of and an opportunity for one executive of Salix to participate as an observer in any meetings or conference calls Santarus has with (A) the FDA or its advisory committees or the European Medicines Agency (“EMA”) or its advisory committees and (B) subject to the prior written consent of the Collaboration Partner (as defined below), any executive committee of Santarus’ and the Collaboration Partner’s representatives that has been established pursuant to any contract with such Collaboration Partner with respect to the development, marketing, distribution, manufacturing, labeling, commercialization and sales of Santarus’ products pursuant to such contract and (ii) consider in good faith and, to the extent reasonable to do so, incorporate, any comments or other input provided by Salix in respect of the foregoing. Santarus will (1) promptly notify Salix of any notice or other communication to Santarus or its subsidiary from the FDA or its advisory committees or the EMA or its advisory committees and, subject to applicable law, permit Salix to review in advance any proposed written communication to such governmental authority, and consider in good faith and, to the extent reasonable to do so, incorporate, any comments or other input provided by Salix, (2) furnish Salix with copies of all correspondence, filings and written communications between Santarus, its subsidiary and their respective representatives on one hand, and any such governmental authority or its staff on the other hand and (3) consult with Salix prior to making any significant submission to the FDA relating to Santarus’ or it subsidiary’s business including any New Drug Application (NDA) or Biologics License Application (BLA), or supplement or amendment thereto, response to any Warning Letter, untitled letter, or observation on FDA Form 483 and will give Salix reasonable opportunity to review and comment on any such submission prior to its submission to the FDA. For purposes of the Merger Agreement, the term “Collaboration Partners” means Santarus’ or its’ subsidiary’s licensees or licensors or collaboration or similar commercialization partners with respect to Uceris® (budesonide) extended release tablets, Zegerid® (omperazole/sodium bicarbonate) capsules and powder for oral suspension, Glumetza® (metformin hydrochloride) extended release tablets, Cycloset® (bromocriptine mesylate) tablets, Fenoglide® (fenofibrate) tablets, Ruconest® (recombinant human C1 esterase inhibitor), Rifamycin SV MMX®, and SAN-300 (anti-VLA-1 mAb).

Indemnification and Insurance. Salix and Purchaser have agreed that all rights to indemnification by Santarus now existing in favor of each current or former officer or director of Santarus or its subsidiary (each an “Indemnified Party”) as provided in Santarus’ certificate of incorporation or bylaws, in each case as in effect on November 7, 2013, or pursuant to any other agreements in effect on November 7, 2013, will be assumed by the Surviving Corporation at the Effective Time and will remain in full force and effect in accordance with their terms.

For six years after the Effective Time, to the full extent permitted under applicable law, Salix and the Surviving Corporation (the “Indemnifying Parties”) will indemnify, defend and hold harmless each Indemnified

Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of the Merger Agreement), and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred (and advance reasonable legal or other expenses incurred by any Indemnified Party in connection with matters for which such Indemnified Party is eligible to be indemnified as described in this paragraph within 15 days after receipt by Salix of a written request for such advance, subject to the execution by such Indemnified Party of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

Salix will cause the Surviving Corporation to maintain Santarus’ officers’ and directors’ liability insurance policies in effect on November 7, 2013 (the “D&O Insurance”) for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. Notwithstanding the preceding sentence, the Surviving Corporation may substitute for such insurance policies, policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided that in no event will Salix or the Surviving Corporation be required to pay annual premiums of more than an amount equal to 250% of the current annual premiums paid by Santarus for such insurance, and if the cost for such insurance coverage exceeds such maximum premium, Salix and the Surviving Corporation will procure and maintain for such six-year period as much coverage as reasonably practicable for the amount of such maximum premium. Salix will have the option to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than Santarus’ existing D&O Insurance, subject to the limitations set forth above in this paragraph.

Stockholder Litigation. Santarus will promptly advise Salix in writing of any legal proceeding brought or threatened by any Santarus stockholder against Santarus or the Santarus Board relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement and the Support Agreement and will keep Salix reasonably informed on a prompt, routine basis regarding any such proceeding. Santarus will give Salix (i) the opportunity to consult with Santarus regarding the defense of any such proceeding, (ii) the right to review and comment on all material filings or responses to be made by Santarus in connection with any such proceeding (and Santarus will give reasonable consideration to such comments) and (iii) the right to consult on any settlement with respect to any such proceeding (with no such settlement to be agreed to without Salix’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed)).

Takeover Statutes. Santarus and the Santarus Board will, to the extent permitted by applicable law, use their reasonable best efforts (i) to take all actions necessary to ensure that no state anti-takeover law or similar law (or any similarly restrictive provision in the certificate of incorporation or bylaws of Santarus or its subsidiary) is or becomes applicable to the Merger Agreement, the Support Agreement or the transactions contemplated thereby, and (b) if any state anti-takeover law or similar law (or any similarly restrictive provision in the certificate of incorporation or bylaws of Santarus or its subsidiary) becomes applicable to the Merger Agreement, the Support Agreement or the transactions contemplated thereby, to take all actions necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the Support Agreement and otherwise to minimize the effect of any such state anti-takeover law or similar law (or similarly restrictive provision in the certificate of incorporation or bylaws of Santarus or its subsidiary) on Salix and Purchaser, the Merger Agreement, the Support Agreement and the transactions contemplated thereby.

Financing. The Merger Agreement provides that Salix will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the financing contemplated in the Commitment Letter, and any other financings undertaken by Salix or any of its affiliates in substitution for or in addition thereto for the purpose of funding the transactions contemplated by the

Merger Agreement and the Support Agreement (the “Financing”), at or prior to the closing of the Merger, including using reasonable best efforts to (i) maintain in effect and enforce the agreement of Jefferies Finance to provide the debt financing set forth in the Commitment Letter, subject to the terms and conditions set forth therein (the “Financing Commitment”), (ii) enter into definitive financing agreements with respect to the Financing, so that such agreements are in effect as promptly as practicable but in any event no later than the closing of the Merger, (iii) satisfy on a timely basis all conditions set forth in the Commitment Letter and (iv) in the event that such conditions are satisfied, cause the debt financing sources to fund the Financing Commitment. If, notwithstanding the use of reasonable best efforts by Salix to satisfy the foregoing obligations, the Financing Commitment (or any definitive financing agreement relating thereto) expires or is terminated prior to the closing of the Merger, in whole or in part, for any reason, including as a result of a breach or repudiation or if any portion of the Financing otherwise becomes unavailable, Salix will use reasonable best efforts to arrange for alternative financing in an amount sufficient to pay for the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement.

Salix may not amend, supplement or otherwise modify, or waive any of its rights under, the Financing Commitment, or enter into other financing arrangements as an alternative to the Financing Commitment if such amendment, supplement, modification, waiver or alternative imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment, in a manner that would (i) materially and adversely affect the ability of Salix to fund its obligations when due under the Merger Agreement or (ii) materially and adversely affect the ability of Salix to enforce its rights under the terms of the Financing Commitment or the definitive agreements with respect thereto; provided that, subject to compliance with the other applicable provisions of the Merger Agreement, Salix may amend the Financing Commitment or the definitive agreements with respect thereto to add additional lenders, arrangers, bookrunners and agents, or in a manner that would not materially adversely affect the ability of Salix to fund its obligations when due under the Merger Agreement (it being understood that any such additional lenders, arrangers, bookrunners and agents may have the same rights under the Financing Commitments as those of Jefferies Finance acting in such capacity and Jefferies Finance’s commitment may be assigned to any such person as contemplated in the Financing Commitment).

Salix has agreed to keep Santarus reasonably informed of material developments in respect of its efforts to arrange the Financing and provide to Santarus copies of the executed material definitive agreements for the Financing (excluding any agreement or portion thereof that by its terms is confidential).

Santarus has agreed to use its reasonable best efforts to cooperate with Salix and its representatives in connection with the arrangement of the Financing.

Other Covenants. The Merger Agreement contains other customary covenants, including covenants relating to further assurances, public announcements, notices of certain events, access to information, confidentiality, matters with respect to Section 16 of the Exchange Act, stock exchange delisting and deregistration, Santarus’ stockholder rights plan, financing, matters with respect to Rule 14d-10 under the Exchange Act and matters with respect to Section 1128G of the Social Security Act.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Salix and Santarus;

•	by either Salix or Santarus by written notice to the other, if:

•	the Acceptance Time does not occur on or prior to the Outside Date; provided that such termination right will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date (such termination, an “Outside Date Termination”);

•	any judgment issued by a court of competent jurisdiction or by any other governmental authority or law or other legal restraint or prohibition, in each case making the Offer illegal or permanently restraining, enjoining or otherwise preventing the making or consummation of the Offer, is in effect and has become final and nonappealable; provided that such termination right will not be available to any party if the issuance of such legal restraint or prohibition was primarily caused by or the result of the failure of such party to perform in any material respect any of its obligations under the Merger Agreement; or

•	if the Offer has expired (and has not been extended) without the acceptance for payment of Shares pursuant to the Offer; provided that a party will not be entitled to such termination right if a breach by such party of any provision of the Merger Agreement has primarily caused the failure of the acceptance for payment of Shares pursuant to the Offer (such termination, an “Offer Expiration Termination”);

•	by Salix by written notice to Santarus, if:

•	(i) a Santarus Adverse Recommendation Change occurs, (ii) Santarus or the Santarus Board (or any committee thereof) adopts, approves, recommends, submits to Santarus’ stockholders, declares advisable, executes or enters into (or resolves, determines or proposes to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement, (iii) at any time after receipt or public announcement of an Acquisition Proposal, the Santarus Board fails to reaffirm the Santarus Recommendation as promptly as practicable after receipt of any written request to do so by Salix (but in any event within five business days (or, if the Outside Date is fewer than five business days after Santarus’ receipt of such request, by the close of business on the business day immediately preceding the Outside Date)), (iv) a tender offer or exchange offer relating to Santarus’ common stock has been commenced by a person unaffiliated with Salix and Santarus has not sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within five business days (or, if the Outside Date is fewer than five business days after such offer is first published, sent or given, by the close of business on the business day immediately preceding the Outside Date) after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Santarus Recommendation and recommending that Santarus’ stockholders reject such tender or exchange offer or (v) Santarus or the Santarus Board (or any committee thereof) publicly announces its intentions to do any of the foregoing (such termination, a “Santarus Adverse Recommendation Change Termination”);

•	Santarus violates or breaches in any material respect any of its obligations under the non-solicitation provisions of the Merger Agreement (such termination, a “Santarus Non-Solicitation Covenant Breach Termination”); or

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Santarus set forth in the Merger Agreement occurs that would cause the conditions to the Offer set forth in Section 15—“Conditions to the Offer” that relate to the representations and warranties and covenants of Santarus (other than in the case of a breach of the covenants or agreements set forth in the non-solicitation provisions of the Merger Agreement), as applicable, not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or, if curable, is not cured by Santarus within 20 business days of receipt by Santarus of written notice of such breach or failure (such termination, a “Santarus Breach Termination”);

•	by Santarus by written notice to Salix:

•

in order to accept a Superior Proposal and enter into the Specified Agreement relating to such Superior Proposal, if (i) such Superior Proposal has not resulted from any breach of the non-solicitation provisions of the Merger Agreement, (ii) the Santarus Board, after satisfying all of the requirements set forth in such provisions, authorizes Santarus to enter into a Specified Agreement and (iii) Santarus pays the Termination Fee (as defined below) concurrently, and enters into the Specified Agreement concurrently with, such a termination of the Merger Agreement (such termination, a “Superior Proposal Termination”);

•	if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Salix or Purchaser set forth in the Merger Agreement occurs, which breach or failure to perform has, or would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay Salix’s ability to consummate the transactions contemplated by the Merger Agreement and the Support Agreement, and is incapable of being cured by the Outside Date or, if curable, is not cured by Salix within 20 business days of receipt by Salix of written notice of such breach or failure; or

•	if Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on or before December 3, 2013; provided that Santarus will not have such a right to terminate the Merger Agreement if Santarus’ failure to fulfill any obligation under the Merger Agreement is the primary cause of, or results in, the failure by Purchaser to comply with its obligations under the Merger Agreement with respect to commencement of the Offer.

Effect of Termination. Upon the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become null and void and of no further effect and there will be no liability or obligation on the part of any party (or any stockholder or representative of such party), except for certain designated provisions of the Merger Agreement that survive (including the Confidentiality Agreement, Salix’s obligation to indemnify Santarus and its subsidiary in connection with the arrangement of the Financing, the effect of termination, expenses and termination fee and other miscellaneous provisions). The termination of the Merger Agreement will not relieve any party from liability for any willful or intentional breach by such party of the Merger Agreement.

Termination Fee. Santarus has agreed to pay to Salix a nonrefundable termination fee of $80 million in cash (the “Termination Fee”) in the event that:

(i)	an Acquisition Proposal has been made to Santarus, or directly to its stockholders generally, or any person publicly announces an intention to make an Acquisition Proposal and thereafter, (A) the Merger Agreement is terminated (I) by Santarus or Salix pursuant to an Outside Date Termination or an Offer Expiration Termination or (II) by Salix pursuant to a Santarus Breach Termination and (B) Santarus or its subsidiary enters into a definitive agreement with respect to, recommends to its stockholders, or consummates a transaction contemplated by, any Acquisition Proposal (replacing “15%” in the definition thereof with “50%”) within 12 months of the date the Merger Agreement is terminated;

(ii)	the Merger Agreement is terminated by Salix pursuant to a Santarus Adverse Recommendation Change Termination or a Santarus Non-Solicitation Covenant Breach Termination (or by Salix or Santarus pursuant to an Outside Date Termination or an Offer Expiration Termination or by Salix pursuant to a Santarus Breach Termination following any time at which Salix is entitled to terminate the Merger Agreement pursuant to a Santarus Adverse Recommendation Change Termination or a Santarus Non-Solicitation Covenant Breach Termination); or

(iii)	the Merger Agreement is terminated by Santarus pursuant to a Superior Proposal Termination.

Any Termination Fee will be paid by Santarus to Salix as follows: (1) in the case of clause (i) above, within two business days of the occurrence of the applicable event described in clause (i)(B) above; (2) in the case of clause (ii) above, within two business days after termination of the Merger Agreement by Salix as set forth in clause (ii) and (3) in the case of clause (iii) above, immediately prior to and as a condition to such termination of the Merger Agreement by Santarus as set forth in clause (iii). The Termination fee will be payable only once and not in duplication even though the Termination Fee may be payable under one or more of the provisions described above.

Specific Performance. Salix, Purchaser and Santarus are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled at law or in equity.

Governing Law. The Merger Agreement is governed by Delaware law.

The Support Agreement

Concurrently with the execution of the Merger Agreement, Salix, Purchaser and the Supporting Stockholders entered into the Support Agreement. The following is a summary of certain provisions of the Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference. Copies of the Support Agreement and the Schedule TO, and any other filings that Salix makes with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser—Available Information.” Stockholders and other interested parties should read the Support Agreement for a more complete description of the provisions summarized below.

The Support Agreement provides that the Supporting Stockholders must validly tender or cause to be tendered, and not withdraw or cause to be withdrawn, all of their Subject Shares no later than seven business days after the receipt by the Supporting Stockholders of all documents or instruments required to be delivered pursuant to the terms of the Offer, including the Letter of Transmittal in the case of certificated Subject Shares. Notwithstanding the foregoing, the Supporting Stockholders will not be required to exercise any Stock Options or other equity awards under the Support Agreement. The Support Agreement also provides that the number of Subject Shares for purposes of the Support Agreement will not under any circumstances equal or exceed 15% of Santarus’ outstanding voting stock at the time that the Santarus Board approves the Merger Agreement.

The Supporting Stockholders have also agreed that if their Subject Shares have not been previously accepted for payment pursuant to the Offer, at any meeting of the holders of Shares, and in connection with any written consent of the holders of Shares, the Supporting Stockholders will vote (or cause to be voted), or, if applicable, deliver (or cause to be delivered) a written consent with respect to, all of their Subject Shares against (i) any Acquisition Proposal or any Alternative Acquisition Agreement, (ii) any election of new directors to the Santarus Board, other than nominees to the Santarus Board who were serving as directors of Santarus on the date of the Support Agreement who are nominated for election by a majority of the Santarus Board, or as otherwise provided in the Merger Agreement, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Support Agreement or of Santarus under the Merger Agreement and (iv) each of the following actions (other than the Offer and the Merger): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Santarus or its subsidiary, (B) any sale, lease or other transfer of a material amount of the assets of Santarus or its subsidiary, taken as a whole and (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Santarus or its subsidiary. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Salix as their attorney-in-fact and proxy to (i) vote, express consent or dissent, or issue instructions to the record holder of the Supporting Stockholders’ Subject Shares to vote, such Subject Shares in accordance with the foregoing provisions at any meeting of the holders of Shares and (ii) grant or withhold, or issue instructions to the record holder of the Supporting Stockholders’ Subject Shares to grant or withhold, in accordance with the foregoing provisions, all written consents with respect to the Subject Shares.

During the term of the Support Agreement, the Supporting Stockholders have agreed that they will not, directly or indirectly, take any action or omit to take any action that Santarus is not permitted to take or omit to take pursuant to the non-solicitation provisions of the Merger Agreement. During the term of the Support Agreement, Supporting Stockholders have also agreed that, except pursuant to the Support Agreement, they will not, without Salix’s prior written consent, directly or indirectly (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust or voting agreement or arrangement with respect to, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate, place in trust or otherwise dispose of (including by gift), whether voluntarily or by operation of law, or limit their right, title or interest or right to vote in any manner with respect to, except, in each case, by will or under the laws of intestacy (each, a “Transfer”), (iii) otherwise permit any liens to be created on or (iv) enter into any contract with respect to the direct or indirect Transfer of, any Subject Shares.

Notwithstanding the foregoing, any Supporting Stockholder may Transfer Subject Shares (i) to any member of such Supporting Stockholder’s immediate family, (ii) to a trust for the sole benefit of such Supporting Stockholder or any member of such Supporting Stockholder’s immediate family, (iii) upon the death of such Stockholder, (iv) in the case of a Supporting Stockholder that is an entity, to any parent entity, subsidiary or affiliate under common control with such Supporting Stockholder, or to a partner or member of such Supporting Stockholder, (v) under a trading plan pursuant to Rule 10b5-1 under the Exchange Act that existed as of the date of the Support Agreement or (vi) to effect a cashless exercise for the primary purpose of paying the exercise price of Stock Options or to cover tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such Stock Options; provided, that a Transfer referred to in clause (i) through (iv) above will be permitted only if the transferee agrees in writing to be bound by the terms of the Support Agreement.

The Support Agreement will terminate on the earlier of (i) the Effective Time, (ii) the termination of the Support Agreement by written notice from Salix to the Supporting Stockholders, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the entry without the prior written consent of the Supporting Stockholders into any amendment or modification to the Merger Agreement or any waiver of any of Santarus’ rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price (as defined in the Merger Agreement on the date of the Support Agreement), (v) the termination or withdrawal of the Offer by Salix or Purchaser and (vi) the expiration of the Offer without Purchaser having accepted for payment Shares validly tendered in the Offer.

Based upon information provided by Santarus and the Supporting Stockholders, excluding Stock Options, the Supporting Stockholders beneficially owned, in the aggregate, 979,773 Shares (representing approximately 1.5% of all outstanding Shares) as of November 7, 2013. Including Stock Options exercisable on November 7, 2013 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 6,236,082 Shares (representing approximately 8.6% of all outstanding Shares after giving effect to the exercise of such Stock Options) as of November 7, 2013.

The Confidentiality Agreement

The following is a summary of certain provisions of the confidentiality letter agreement, dated August 6, 2013 (the “Confidentiality Agreement”), between Intermediary and Santarus. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference. Copies of the Confidentiality Agreement and the Schedule TO, and any other filings that Salix makes with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser—Available Information.” Stockholders and other interested parties should read the Confidentiality Agreement for a more complete description of the provisions summarized below.

Intermediary and Santarus entered into the Confidentiality Agreement in connection with Salix’s and Intermediary’s consideration of a possible transaction with or involving Santarus. Under the Confidentiality Agreement, each of Intermediary and Santarus have agreed, subject to certain exceptions, that they and their respective affiliates and representatives will keep confidential certain non-public information relating to the other party.

12. Purpose of the Offer; Plans for Santarus.

Purpose of the Offer. The purpose of the Offer is for Salix, through us, to acquire control of, and ultimately following the Merger, the entire equity interest in, Santarus while allowing Santarus’ stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Salix, we and Santarus have agreed to take all necessary action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of Santarus in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Santarus or any right to participate in its earnings and future growth. If the Merger is consummated, the current holders of Shares will no longer have any equity interest in Santarus and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with the DGCL.

Plans for Santarus. The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will be merged with and into Santarus and that, following the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) our bylaws, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation and (iii) our directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.” Assuming the successful consummation of the Offer, Salix is entitled under the Merger Agreement to obtain pro rata representation on, and control of, the Santarus Board. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement— Santarus’ Board of Directors.”

Based on available information, we and Salix are conducting a detailed review of Santarus and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. We and Salix will continue to evaluate the business and operations of Santarus during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, Salix intends to review such information as part of a comprehensive review of Santarus’ business, operations, capitalization and management with a view to optimizing development of Santarus’ potential in conjunction with Salix’s existing businesses. Plans may change based on further analysis including changes in Santarus’ business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and Salix have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither we nor Salix has any present plans or proposals that would result in an extraordinary corporate transaction involving Santarus or its subsidiary, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Santarus’ capitalization, corporate structure or business.

13. Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Salix and Santarus will consummate the Merger as soon as practicable. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Salix and its affiliates. Neither Salix nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. The Marketplace Rules of NASDAQ establish certain criteria that could lead to delisting of the Shares from NASDAQ if the Shares do not meet such criteria, including the number of stockholders, the number of publicly held Shares and the aggregate market value of the publicly held Shares. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for trading on NASDAQ or are delisted from NASDAQ altogether, the market for Shares could be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that prices or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon the Effective Time if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Santarus currently files periodic reports with the SEC. Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Salix and Santarus will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Santarus’ reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Santarus may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Santarus is not otherwise required to furnish or file reports under the Exchange Act. Such termination and suspension, once effective, would substantially reduce the information that Santarus must furnish to its stockholders and to the SEC. The deregistration of the Shares, once effective, would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Santarus. Furthermore, the ability of Santarus’ affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for trading on NASDAQ or for continued inclusion on the list of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for margin securities.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Santarus,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Salix (which consent may not be unreasonably withheld, conditioned or delayed), Santarus will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock.

15. Conditions to the Offer.

Notwithstanding any other provisions of the Offer and in addition to our rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Salix nor we will be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if any of the following events occurs and is continuing as of immediately prior the expiration of the Offer:

•	the Minimum Condition shall not have been satisfied;

•	the HSR Condition shall not have been satisfied, or any other clearance, approval or consent under any other applicable foreign competition or antitrust law shall not have been obtained, in each case prior to the Expiration Date;

•	there shall be any law or judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer by any governmental authority, in any such case the effect of which is to make illegal or otherwise prohibit the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

•	any legal proceeding by any governmental authority is pending that (i) challenges or seeks to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeks (A) to restrain, prohibit or limit Salix’s or its affiliates’ ownership or operation of the business of Santarus or its subsidiary, or of Salix or its affiliates or, (B) to compel Salix or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Santarus or its subsidiary or of Salix or its affiliates, in each case ((A) and (B)) in any manner or to any extent not contemplated by the provisions of the Merger Agreement described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Standard of Efforts; Notification and Other Actions” or (iii) seeks to impose or confirm material limitations on the ability of Salix or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote Shares acquired or owned by Salix or any of its subsidiaries on all matters properly presented to Santarus’ stockholders;

•	Santarus and Salix reach an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement is terminate in accordance with its terms;

•

(i) any of the representations and warranties of Santarus in the Merger Agreement with respect to organization, capitalization, authorization, non-contravention with Santarus’ organization documents or applicable judgments or laws, broker’s or finder’s fees, the fairness opinion of Santarus’ financial advisor and state takeover statutes are not true and correct in all respects (other than de minimis inaccuracies) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (ii) any representations and warranties of Santarus in the Merger Agreement (other than those listed in the preceding clause (i)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

•	Santarus fails to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement prior to the Expiration Date;

•	since the date of the Merger Agreement, there shall occur and be continuing any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	Salix does not receive a certificate signed on behalf of Santarus by the chief executive officer or chief financial officer of Santarus to the effect that none of the three immediately prior conditions has occurred or is continuing.

The foregoing conditions are for the sole benefit of Salix and us and may be waived by Salix or us, in whole or in part at any time and from time to time, in the sole discretion of Salix or us; provided that the Minimum Condition may be waived by Salix or us only with the prior written consent of Santarus, which may be granted or withheld in Santarus’ sole discretion. The failure by Salix or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our and Salix’s examination of publicly available information filed by Santarus with the SEC and other information concerning Santarus, we are not aware of any governmental license or regulatory permit that appears to be material to Santarus’ business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us or Salix as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Santarus’ business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions to the Offer.”

Stockholder Litigation. On November 7, 2013, Salix entered into the Merger Agreement with Intermediary, Purchaser and Santarus. Following the announcement of entry into the Merger Agreement, the following 10 putative class action lawsuits relating to the Offer and the Merger were filed against Santarus, certain officers of Santarus and directors on the Santarus Board, and Salix, Intermediary and Purchaser:

•	Luzberto Rodriguez v. Santarus, Inc., et al. On November 12, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Luzberto Rodriguez v. Santarus, Inc., et al., Case No. 9074-VCP.

•	Donald Clark v. Santarus, Inc., et al. On November 12, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Donald Clark v. Santarus, Inc., et al., Case No. 9075-VCP.

•	Jason Gerber v. Santarus, Inc., et al. On November 14, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of California in the County of San Diego, captioned Jason Gerber v. Santarus, Inc., et al., Case No. 37-2013-00075419-CU-SL-CTL.

•	Randolph J.F. Potter, As Trustee For Randolph J.F. Potter, P.A. Employees Pension Plan v. Santarus, Inc., et al. On November 14, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Randolph J.F. Potter, As Trustee For Randolph J.F. Potter, P.A. Employees Pension Plan v. Santarus, Inc., et al., Case No. 9084-VCP.

•	Peter Grignon v. Santarus, Inc., et al. On November 15, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Peter Grignon v. Santarus, Inc., et al., Case No. 9092-VCP.

•	Imad Ahmad Khalil v. Santarus, Inc., et al. On November 15, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Imad Ahmad Khalil v. Santarus, Inc., et al., Case No. 9093-VCP.

•	John Korhonen v. Santarus, Inc., et al. On November 15, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned John Korhonen v. Santarus, Inc., et al., Case No. 9095-VCP.

•	Jody King v. Santarus, Inc., et al. On November 15, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Jody King v. Santarus, Inc., et al., Case No. 9094-VCP.

•	Salvatore Bongiovanni v. Santarus, Inc., et al. On November 22, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Salvatore Bongiovanni v. Santarus, Inc., et al., Case No. 9113-VCP.

•	Frederic Princen v. Santarus, Inc., et al. On November 25, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Frederic Princen v. Santarus, Inc., et al., Case No. 9117-VCP.

These complaints generally name as defendants Santarus, certain officers of Santarus and directors on the Santarus Board (such officers and directors, the “Complaint Individual Defendants”), Salix, Intermediary and Purchaser. These complaints generally assert two causes of action: (i) breach of fiduciary duty against the Complaint Individual Defendants and (ii) aiding and abetting breach of fiduciary duty against Santarus, Salix, Intermediary and Purchaser. These complaints generally allege that the Complaint Individual Defendants breached their fiduciary duties by failing to maximize the value of Santarus. The plaintiffs in these complaints generally seek an injunction prohibiting consummation of the proposed transaction, rescission of the transaction if completed, damages and fees and costs associated with prosecuting the action.

Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain transactions may not be consummated until specified information and documentary materials (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and applicable waiting periods have expired or been terminated. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, our purchase of Shares in the Offer may not be completed until the termination or expiration of the waiting period following the filing by Salix, as our ultimate parent entity, of a Premerger Notification and Report Form. Salix and Santarus have each filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 22, 2013 in accordance with the terms of the Merger Agreement. The waiting period applicable to the purchase of Shares in the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of the filing of the Premerger Notification and Report Form by Salix, unless the waiting period is earlier terminated. The FTC or the Antitrust Division may extend the waiting period by issuing a request for additional information and documentary materials (a “Second Request”), or Salix may voluntarily withdraw and re-file the Premerger Notification and Report Form to allow a second 15-day waiting period. If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after the date of Salix’s substantial compliance with that request, unless the FTC or the Antitrust Division terminates the extended waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Salix’s consent. In practice, complying with a Second Request can take a significant period of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m., New York City time, the next day that is not a Saturday, Sunday or legal public holiday. Although Santarus is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Santarus’ failure to make those filings nor a request for additional documents and information issued to Santarus from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if we own more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and/or the Antitrust Division will scrutinize the legality under the U.S. federal antitrust laws of our proposed acquisition of Santarus. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the FTC or the Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition or tending to create a monopoly in any line of commerce in any section of the United States, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of us, Santarus or any of our or its respective subsidiaries or affiliates or prohibiting or requiring other conduct as a remedy for such alleged violation of federal antitrust law. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although Salix believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, we may not be obligated to consummate the Offer or the Merger. See Section 15—“Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. Santarus, directly or through its subsidiary, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Santarus is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date.

Santarus has represented to us in the Merger Agreement that the Santarus Board has taken all action necessary to render inapplicable to the Merger Agreement, the Support Agreement and the transactions contemplated thereby (including the Offer and the Merger) the restrictions on “business combinations” as set forth in Section 203 of the DGCL and, accordingly, neither such Section nor any other “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover law applies or purports to apply to such transactions. Except as described in this Offer to Purchase, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws except as described herein. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. We also reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right.

Should any person seek to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any Shares tendered in the Offer. See Section 15—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Any such judicial determination of the “fair value” of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the “fair value” of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and December 23, 2013, deliver to Santarus a written demand for appraisal of Shares held, which demand must reasonably inform Santarus of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL.

The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, subject to the conditions to the Offer, will receive the Offer Price for your Shares.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Santarus (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price. Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Santarus and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (iii) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Santarus will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Santarus. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Salix and Santarus will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Santarus in accordance with Section 251(h) the DGCL.

17. Fees and Expenses.

We have retained Jefferies to act as our financial advisor in connection with our proposal to acquire Santarus. We have also retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and will receive, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as described above, neither we nor Salix will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of us or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us.

No person has been authorized to give any information or to make any representation on behalf of Salix, Intermediary or us not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Salix, Intermediary and we have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, is being filed by Santarus pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Santarus Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Santarus may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

WILLOW ACQUISITION SUB CORPORATION

December 3, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SALIX, INTERMEDIARY AND PURCHASER

Directors and Executive Officers of Salix. The following table sets forth the name, current principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Salix. The business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the business telephone number is (919) 862-1000. Each director and executive officer of Salix is a citizen of the United States of America.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Thomas W. D’Alonzo

Director of Salix since May 2000 and Chairman of the Board of Directors of Salix since June 2010

Since April 2013, Mr. D’Alonzo has served on the board of directors of BioDelivery Sciences International, Inc., a specialty pharmaceutical company, a role in which he previously served from August 2006 to June 2008. From 2005 until 2012, Mr. D’Alonzo served on the board of directors of Amarillo Biosciences, Inc., a public specialty biopharmaceutical company, and Plexigen, Inc., a private diagnostics company. From March 2007 to February 2009, Mr. D’Alonzo served as the Chief Executive Officer and a director of MiMedx Group, Inc., a biomaterial materials company. From May 2006 to April 2007, Mr. D’Alonzo was Chief Executive Officer of DARA BioSciences, Inc., a specialty pharmaceutical company focused on oncology treatment and products, and he served on its board of directors from September 2005 to December 2008. From 2000 to 2007, Mr. D’Alonzo acted as an independent consultant. Prior to that, from 1996 to 1999, Mr. D’Alonzo served as President and Chief Operating Officer of Pharmaceutical Product Development, Inc., or PPD, a global provider of discovery and development services to pharmaceutical and biotechnology companies. Before joining PPD, from 1993 to 1996, he served as President and Chief Executive Officer of GenVec, Inc., a clinical-stage, biopharmaceutical company. From 1983 to 1993, Mr. D’Alonzo held positions of increasing responsibility within Glaxo, Inc., the U.S. division of GSK, a global pharmaceutical and healthcare company, including President.

John F. Chappell

Director of Salix since December 1993

Mr. Chappell served as the Chairman of the Board of Directors of Salix from September 2003 until June 2010. From 1990 until his retirement in 2002, he served as founder and Chairman of Plexus Ventures LLC, a private company which specializes in business development and strategic transactions for clients in the biotechnology, pharmaceutical and drug delivery industries. Prior to founding Plexus Ventures LLC, Mr. Chappell served as Chairman, Worldwide Pharmaceuticals for SmithKline Beecham plc, now known as GlaxoSmithKline plc, or GSK, a global pharmaceutical and healthcare company, where he was responsible for the multi-billion dollar ethical pharmaceutical business with 30,000 employees worldwide. During his 28 years at SmithKline Beecham, Mr. Chappell also headed the International Consumer Products (OTC) operations and Corporate Planning & Development. He has served as a director of the Pharmaceutical Manufacturers Association, now known as PhRMA, and the Industrial Biotechnology Association, now known as BIO.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
William P. Keane

Director of Salix since January 2004

From June 2007 to January 2010, Mr. Keane served on the board of directors of Intellect Neurosciences, Inc. a biopharmaceutical company engaged in the discovery and development of drugs to treat Alzheimer’s and other neurodegenerative disorders. From October 2002 until September 2005, Mr. Keane was the Chief Financial Officer and Corporate Secretary for Genta Incorporated, a biopharmaceutical company focused on the identification, development and commercialization of drugs for the treatment of patients with cancer. Prior to that, Mr. Keane was the Vice President-Sourcing, Strategy and Operations Effectiveness for Bristol-Myers Squibb Company, a global biopharmaceutical company, from April 2001 until October 2002. From August 2000 until April 2001, Mr. Keane was the Chief Financial Officer for Covance Biotechnology Services, now known as Diosynth RTP Inc., a drug development services company. From September 1997 until July 2000, Mr. Keane was the Vice President, Finance – Global Pharmaceutical Manufacturing for Warner-Lambert Company, a pharmaceutical company subsequently acquired by Pfizer Inc.

Mark A. Sirgo

Director of Salix since February 2008. President and Chief Executive Officer of BioDelivery Sciences International, Inc., a specialty pharmaceutical company, since July 2005

Dr. Sirgo has served in various executive positions at BioDelivery Sciences International, Inc. and as director of the company since August 2004. Prior to August 2004, Dr. Sirgo was the co-founder and Chief Executive Officer of Arius Pharmaceuticals, Inc., or Arius, which was acquired by BDSI in August 2004. Prior to his involvement with Arius, Dr. Sirgo spent three years as Senior Vice President of Global Sales and Marketing at Pharmaceutical Product Development, Inc., a global contract research organization, and 16 years in a variety of positions of increasing responsibility in both clinical development and marketing at Glaxo, Glaxo Wellcome, and GSK, a global pharmaceutical and healthcare company, including Vice President of International OTC Development and Vice President of New Product Marketing.

Carolyn J. Logan

President, Chief Executive Officer and Director of Salix and Intermediary since July 2002

Ms. Logan previously served as Senior Vice President, Sales and Marketing of Salix from June 2000 to July 2002. Prior to joining Salix, Ms. Logan served as Vice President, Sales and Marketing of the Oclassen Dermatologics Division of Watson Pharmaceuticals, Inc., a specialty pharmaceutical company, from May 1997 to June 2000, and as its Vice President, Sales from February 1997 to May 1997. Prior to that date, she served as Director, Sales of Oclassen Pharmaceuticals, Inc. from January 1993 to February 1997. Prior to joining Oclassen, Ms. Logan held various sales and marketing positions with Galderma Laboratories, focused on developing dermatology treatments, Ulmer Pharmacal and Westwood Pharmaceuticals, now known as Westwood-Squibb Pharmaceuticals, Inc., a subsidiary of Bristol-Myers Squibb, a global biopharmaceutical company.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Adam C. Derbyshire

Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of Salix and Intermediary since June 2000

Mr. Derbyshire previously served as Vice President, Corporate Controller and Secretary of Medco Research, Inc., or Medco (which was acquired by King Pharmaceuticals, Inc. in February 2000), from June 1999 to June 2000, and Corporate Controller and Secretary from September 1995 to June 1999. Prior to that, he served as Assistant Controller of Medco from October 1993 to September 1995.

William P. Forbes

Executive Vice President, Research and Development and Chief Development Officer of Salix and Intermediary since January 2005

Dr. Forbes previously served as the Vice President, Research and Development and Chief Development Officer of Salix beginning in January 2005 and was promoted to Senior Vice President in 2009. Prior to joining Salix, Dr. Forbes served as Vice President, Clinical Development and Regulatory Affairs at Metabasis Therapeutics, Inc. Prior to that, he served as a Group Leader at Otsuka America Pharmaceutical, Inc., or Otsuka, since 1996, and held various senior management positions in clinical research at Otsuka since 1991. Prior to joining Otsuka, Dr. Forbes has had responsibilities involving the clinical research and development of numerous new chemical entities in a variety of therapeutic indications, including gastroenterology and infectious disease.

Rick D. Scruggs

Executive Vice President, Business Development of Salix and Intermediary since May 2011

Mr. Scruggs joined Salix in 2000 as Director, National Accounts, and was promoted to Senior Vice President in 2009. Prior to joining Salix, Mr. Scruggs served as Director of Managed Markets at Watson Pharmaceuticals, Inc. from May 1997 to July 2000. Prior to that, Mr. Scruggs served as Director, Managed Markets and Trade at Oclassen Pharmaceuticals, Inc. from January 1995 to February 1997. Prior to joining Oclassen, Mr. Scruggs held various sales and marketing positions of increasing responsibility at Johnson & Johnson and Ciba-Geigy.

Directors and Executive Officers of Intermediary. The following table sets forth the name, current principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Intermediary. The business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the business telephone number is (919) 862-1000. Each director and executive officer of Intermediary is a citizen of the United States of America.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Carolyn J. Logan

President, Chief Executive Officer and Director of Salix and Intermediary since July 2002

Ms. Logan previously served as Senior Vice President, Sales and Marketing of Salix from June 2000 to July 2002. Prior to joining Salix, Ms. Logan served as Vice President, Sales and Marketing of the Oclassen Dermatologics Division of Watson Pharmaceuticals, Inc., a specialty pharmaceutical company, from May 1997 to June 2000, and as its Vice President, Sales from February 1997 to May 1997. Prior to that date, she served as Director, Sales of Oclassen Pharmaceuticals, Inc. from January 1993 to February 1997. Prior to joining Oclassen, Ms. Logan held various sales and marketing positions with Galderma Laboratories, focused on developing dermatology

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
treatments, Ulmer Pharmacal and Westwood Pharmaceuticals, now known as Westwood-Squibb Pharmaceuticals, Inc., a subsidiary of Bristol-Myers Squibb, a global biopharmaceutical company.

Adam C. Derbyshire

Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of Salix and Intermediary, and Director of Intermediary, since June 2000

Mr. Derbyshire previously served as Vice President, Corporate Controller and Secretary of Medco (which was acquired by King Pharmaceuticals, Inc. in February 2000) from June 1999 to June 2000, and Corporate Controller and Secretary from September 1995 to June 1999. Prior to that, he served as Assistant Controller of Medco from October 1993 to September 1995.

William P. Forbes

Executive Vice President, Research and Development and Chief Development Officer of Salix and Intermediary since January 2005

Dr. Forbes previously served as the Vice President, Research and Development and Chief Development Officer of Salix beginning in January 2005 and was promoted to Senior Vice President in 2009. Prior to joining Salix, Dr. Forbes served as Vice President, Clinical Development and Regulatory Affairs at Metabasis Therapeutics, Inc. Prior to that, he served as a Group Leader at Otsuka America Pharmaceutical, Inc., or Otsuka, since 1996, and held various senior management positions in clinical research at Otsuka since 1991. Prior to joining Otsuka, Dr. Forbes has had responsibilities involving the clinical research and development of numerous new chemical entities in a variety of therapeutic indications, including gastroenterology and infectious disease.

Rick D. Scruggs

Executive Vice President, Business Development of Salix and Intermediary since May 2011

Mr. Scruggs joined Salix in 2000 as Director, National Accounts, and was promoted to Senior Vice President in 2009. Prior to joining Salix, Mr. Scruggs served as Director of Managed Markets at Watson Pharmaceuticals, Inc. from May 1997 to July 2000. Prior to that, Mr. Scruggs served as Director, Managed Markets and Trade at Oclassen Pharmaceuticals, Inc. from January 1995 to February 1997. Prior to joining Oclassen, Mr. Scruggs held various sales and marketing positions of increasing responsibility at Johnson & Johnson and Ciba-Geigy.

Directors and Executive Officers of Purchaser. The following table sets forth the name, current principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the business telephone number is (919) 862-1000. Each director and executive officer of Purchaser is a citizen of the United States of America.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Timothy J. Creech

Vice President, Finance and Administrative Services of Salix and Intermediary since May 2010; Director and President of Purchaser since November 2013

Mr. Creech previously served as Associate Vice President, Finance of Salix and Intermediary from July 2008 to May 2010, and as Executive Director, Finance of Salix and Intermediary from March 2007 to July 2008. Prior to joining Salix, Mr. Creech served as Vice President, Finance at Voyager Pharmaceutical Corp. from 2004 to 2007, as Vice President, Finance, Principal Accounting Officer and Secretary

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
at Trimeris, Inc. from 2002 to 2004, as Director of Finance at Trimeris from 1997 to 2002, as Corporate Controller at Performance Awareness Corporation from 1996 to 1997, as Director of Finance and Assistant Secretary at Avant! Corporation (formerly Integrated Silicon Systems) from 1993 to 1996 and at KPMG LLP from 1984 to 1993 in various positions of increasing responsibility progressing to Senior Manager.

William Bertrand, Jr.

Senior Vice President, General Counsel and Corporate Secretary of Salix and Intermediary since July 2013; Director and Secretary of Purchaser since November 2013

Mr. Bertrand previously served as the Executive Vice President and General Counsel at MedImmune, Inc., or MedImmune (an indirect subsidiary of AstraZeneca PLC), from 2007 to May 2013. Prior to the acquisition of MedImmune by AstraZeneca in June 2007, Mr. Bertrand served in various capacities at MedImmune, including Senior Vice President, General Counsel, Secretary and Corporate Compliance Officer at MedImmune. Mr. Bertrand was appointed as MedImmune’s first General Counsel in September 2003 and joined MedImmune in 2001 as Vice President, Legal Affairs, and was appointed Corporate Compliance Officer shortly thereafter. Prior to joining MedImmune, Mr. Bertrand served in various legal positions at Pharmacia Corporation from 1997 to 2001, including Litigation Counsel, Senior Corporate Counsel and Associate General Counsel. He had also been Associate General Counsel for a life insurance company; a partner at Dickinson, Wright, Moon, Van Dusen & Freeman of Lansing, MI; and taught courses at various institutions, including Seton Hall University School of Law.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal, certificates evidencing Shares and any other required documents should be sent or delivered by each holder of Shares or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

By Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Hand or Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and/or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

TOLL FREE: (800) 509-0976